March 25, 2009

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

 Eric Atallah

 Joseph McCann

 Tim Buchmiller

Re:	Raser Technologies, Inc.
Amendment 1 to Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the quarter ended September 30, 2008
File No. 001-32661

On behalf of Raser Technologies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Brent M. Cook, dated February 18, 2009, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding Amendment 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Amendment 1 to Form 10-K for the year ended December 31, 2007

Overview, page 4

1.

We note your response to comment 3 in which you assert your company intends to generate power from a renewable geothermal resource and that Industry Guide 7 does not apply in regard to proven and probable reserves. In addition, you state you are operating at a specific power generation capacity as determined by several internal and external studies. These studies indicate your geothermal resources may be considered renewable by recycling all of your geothermal fluids and maintaining a hydrologic balance at your facilities for the duration of their useful life. Please include an additional risk factor stating that your geothermal resources are believed to be renewable based on your hydrologic/geologic studies for

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March 25, 2009

your production facilities. Please specify that unless verified by additional geologic/hydrologic studies, any increase in your power generation capability, failure to recycle all of your geothermal fluids, or improper maintenance of your hydrological balance may seriously affect your ability to generate power and may shorten your operational duration possibly making these facilities non-renewable wasting assets.

Response:

In its future filings with the SEC, the Company will include an additional risk factor discussing the renewable nature of the Company’s geothermal resources and the risks related thereto. Set forth below is the text of the additional risk factor the Company included in its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”), which was filed by the Company with the SEC on March 18, 2009:

Our Power Systems segment operations may be materially adversely affected if we fail to properly manage and maintain our geothermal resources.

Our geothermal power plants use geothermal resources to generate electricity. When we develop a geothermal power plant, we conduct hydrologic and geologic studies. Based on these studies, we consider all of the geothermal resources used in our power plants to be fully renewable.

Unless additional hydrologic and geologic studies confirm otherwise, there are a number of events that could have a material adverse effect on our ability to generate electricity from a geothermal resource and/or shorten the operational duration of a geothermal resource, which could cause the applicable geothermal resource to become a non-renewable wasting asset. These events include:

•	Any increase in power generation above the amount our hydrological and geological studies indicate that the applicable geothermal resource will support;

•	Failure to recycle all of the geothermal fluids used in connection with the applicable geothermal resource; and

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March 25, 2009

•	Failure to properly maintain the hydrological balance of the applicable geothermal resource.

While we intend to properly manage and maintain our geothermal resources in order to ensure that they are fully renewable, our ability to do so could be subject to unforeseen risks and uncertainties beyond our control.

2.	We note your response to comment 4, in which you believe your geothermal resources cannot be classified as either proven or probable reserves. Please state clearly for each of your power generating facilities that they are believed to be renewable by operating at the specified power level, recycling all geothermal fluids without losses, and maintaining a hydrologic balance at your power-generating sites. Please remove all terminology referencing reserves from your filing.

Response:

In its future filings with the SEC, the Company will remove all terminology referencing reserves. In addition, with respect to each geothermal power project that is either currently operating or in the plant construction phase, the Company will include in its future filings with the SEC a statement to the following effect:

The geothermal resources utilized by the plant are believed to be renewable so long as the plant is operated at or below the maximum level studies indicate that the resource will support, all of the geothermal fluids are recycled without losses, and the hydrological balance of the geothermal resource is properly maintained.

In the 2008 10-K, the Company removed all terminology referencing reserves. It also included the above-stated paragraph with respect to its Thermo No. 1 project.

3.	We note your response to comment 5 in which you believe a bankable feasibility study is not applicable to your facilities to demonstrate a geothermal resource. Please disclose and describe in your filing the following:

•	The Internal Studies and responsible persons.

•	The External Studies and responsible persons and/or companies.

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March 25, 2009

•	The associated confidence/accuracy levels associated with these studies.

•	Any audit, study verification, and reconciliation.

Response:

Set forth below is a description of the internal and external studies performed or obtained by the Company in connection with its geothermal power projects.

Site Evaluation Studies

Internal

The Company uses its internal staff of geologists to perform preliminary internal evaluations of potential geothermal plant sites. The Company’s staff geologists review various existing reports with respect to the area, including geologic information and any data from historic wells drilled at or nearby the site. The Company’s staff geologists also consider geophysical features, geological samples, aerial photographs and other relevant data for the particular site. See the Company’s response to Comment No. 5, below, for additional discussion of the information reviewed by internal staff geologists in connection with these preliminary internal evaluations. These internal evaluations may, but frequently do not, include drilling “slim holes” at the site. Such internal evaluations include a preliminary economic analysis addressing estimated capital costs (for production and reinjection wells, turbines, transmission lines and other required expenditures), operating revenues and operating expenses, as well as potential tax credits, if any.

External

If the internal study concludes that there is a strong potential that a potential site will support one or more geothermal plants and provide an adequate return on investment, the Company will engage an independent engineering consulting firm to conduct a study of the site. The purpose of performing the external study is to confirm the Company’s conclusion that a site has strong potential.

The combination of the internal and external site evaluation studies is used in determining whether a conclusion can be reached, with a high level of confidence, that the site contains a geothermal resource that is sufficient to support one or more geothermal power plants that will be economic to operate.

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March 25, 2009

Drilling Evaluation Studies

Internal

After concluding that there is a high degree of confidence that a site contains a suitable geothermal resource from both a technical and economic perspective and determining that adequate funding is available from internal or external sources, the Company drills wells to be used either for the extraction of high temperature geothermal fluid or reinjection of the geothermal fluid. After each well is completed, the Company performs testing of the wells to determine geothermal fluid temperatures, flow rates, pressure readings, porosity and other factors in order to determine the resource’s potential for the production of electricity. Drilling is considered complete when there are sufficient production and reinjection wells to generate the targeted electrical output.

External

The Company engages an independent geothermal consultant to evaluate the well test data described above and determine the electrical generating capacity of the geothermal resource. The independent geothermal consultant’s report is provided to the third parties who are providing financing for the construction of the power plant.

In its future filings with the SEC, the Company will include additional disclosure with respect to the internal and external studies obtained by the Company for each geothermal power project that has been completed or is under development. Exhibit A “Development of Geothermal Power Plants” and “Current Geothermal Power Projects” attached hereto sets forth the disclosure the Company included in the 2008 10-K with respect to the development of its geothermal projects.

Audit, Study Verification and Reconciliation

Other than the procedures described above, the Company does not perform any additional audit, study verification or reconciliation.

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March 25, 2009

4.	We note your response to comment 9 in which you state that detailed disclosure of all your material properties would seriously affect your company by disclosing vital information to your competitors. To aid investor understanding, provide disclosure that defines a material property and include descriptions of those properties in your filing. Maps of your material properties are helpful to investors and compliment your site description in the text. In addition, a map similar to that found on your website illustrating your current evaluation projects would provide information regarding your growth potential.

Response:

In its future filings with the SEC, the Company will include additional disclosure with respect to the Company’s material properties, including disclosure that defines a material property. Exhibit B sets forth the disclosure the Company included in Item 2 of the 2008 10-K. In addition, the Company provided a description of each of the Company’s material properties as part of the disclosure describing its current geothermal projects, which was included in Item 1 of the 2008 10-K. This disclosure also included a map of its material properties. Exhibit A sets forth the disclosure the Company included in the 2008 10-K with respect to the development of its geothermal projects. Item 2 of the 2008 10-K included a cross reference to the property descriptions included in Item 1 of the 2008 10-K.

Financial Statements

Note 2: Summary of Significant Accounting Policies

5.	We note your response to prior comments 12 and 13. We note that you begin to capitalize costs once you believe that there is a “high probability” that a property contains a commercially viable geothermal resource. Additionally we note that after you obtain “a high degree of confidence” that a viable geothermal resource exists, you begin to capitalize costs. Please tell us and revise future filings to address the following:

•	Clarify the difference, if any, between the “high probability” and “high degree of confidence” thresholds.

•	Disclose how you define the high probability and high degree of confidence thresholds.

•

Disclose the specific evidence you obtain in order to determine that the capitalization threshold has been met. In this regard, discuss in greater detail the nature of the internal studies performed and the primary components of the information obtained from those studies.

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March 25, 2009

•	Discuss how your internal studies consider the overall economic feasibility of the project (i.e., the ability of the project to be profitable).

Response:

As used in the Company’s prior responses, there is not a significant difference between “high probability” and “high degree of confidence.” The Company believes that the phrase “high degree of confidence” most accurately describes the threshold used by the Company to distinguish the point at which the Company moves from the site identification and evaluation phase of a project and moves to the second phase of development. While the phrase “high degree of confidence” necessarily reflects some indication of management’s conclusions that there is a high probability that a property contains a commercially viable geothermal resource, this conclusion is not based on a precise statistical measurement of probability.

In its future filings with the SEC, the Company will include additional disclosure to define the “high degree of confidence” threshold. Exhibit A “Development of Geothermal Power Plants—Site Identification and Evaluation” sets forth the disclosure the Company included in this regard in the 2008 10-K. In addition, with respect to each of its projects, the Company will disclose the specific evidence the Company obtained in order to determine that the “high degree of confidence has been met.” See Exhibit A “Current Geothermal Power Projects.”

In the case of the Company’s Thermo No. 1 project, the Company prepared an internal feasibility study prior to drilling the first production/reinjection hole for Thermo No. 1. The internal feasibility study considered projected revenues and related capital and operating costs. Based on the initial estimates, the Company believed it was probable that the project would be economic.

Securities and Exchange Commission

March 25, 2009

6.	Please refer to prior comment 13. We note from page 20 of your response that in order to obtain third party financing you contract with an independent engineer, such as GeothermEx, Inc., to provide an independent report and that this report is required by the financing company. Please describe the nature and extent of any incremental information that is contained in the independent engineer’s report that you had not yet obtained from the internal geological studies performed. Tell us and revise future filings to explain why this additional information would not be considered necessary in order to determine that there is a high probability that commercially viable geothermal resources exist.

Response:

The Company’s decision to move forward from the “Site Identification and Evaluation” phase of a project to the “Well Drilling and Plant Construction” phase of a project is based on a high degree of confidence that a given site contains adequate renewable geothermal resources to support a power plant that will continually produce electricity without any substantial degradation of the heat resource and that the project will be economic. As described in the Company’s response to Comment No. 5, the Company reviews a wide variety of information before making this determination. Although an independent report may be used during the Site Identification and Evaluation phase, it is not always necessary in order to make this determination.

The independent report obtained by the Company from GeothermEx Inc. in connection with the financing of the Company’s Thermo No. 1 project was required as a condition to the financing arrangements for plant construction, which excluded well field development costs. The primary purpose of the independent report was not to determine whether the Thermo area contained a commercially viable renewable geothermal resource. The Company had already made this determination before incurring the substantial costs of drilling production-sized wells. Instead, the report confirmed the Company’s conclusion and verified that the geothermal resource would provide sufficient heat and fluid flows to operate the specific power plant being financed.

In its future filings with the SEC, the Company will include additional disclosure to discuss the foregoing, including a description of the information used by the Company to reach a high degree of confidence that a site contains a commercially viable geothermal resource that will support an economic project. Exhibit A sets forth the disclosure the Company has included in the 2008 10-K in this regard.

7.

We also note from your response that, “as of September 30, 2008, the independent geothermal engineer had completed its evaluation of the Company’s testing data of the Thermo No. 1 production wells and determined that some of the production wells could viably produce enough heat and volume of flow to produce the level of electricity contemplated for the planned power plant.” Please clarify these statements in relation to your determination that there is a high probability that the wells

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will be commercially and economically viable. Explain why only “some” of the wells could produce enough heat and volume of flow to produce the level of electricity contemplated for the planned power plant. Further, explain how you are accounting for the other wells. Given your prior determination that there is a high probability that commercially viable resources exist, explain why only “some” of the wells could produce the required heat and volume of flow.

Response:

As the Company develops the well field for a project, it drills multiple large diameter wells. There are generally three potential outcomes for each well drilled:

•	Production Wells. A production well is a well that is capable of producing sufficient water flow and heat to generate electricity using a binary process to spin a turbine.

•

Reinjection Wells. A reinjection well is a well that demonstrates the necessary permeability to allow reinjection of the geothermal fluids discharged from the plant in a manner in which the Company believes will not detrimentally impact the geothermal resource or the Company’s production wells.

•

Non-Commercial Wells. A non-commercial well is a well that does not currently demonstrate sufficient heat, water flow or permeability to be either a production well or a reinjection well, or a well with inconclusive results that the Company has determined not to pursue currently for one or more reasons, which may include the unavailability of funding for additional testing or drilling.

Not all wells are suitable as production wells. If a well is not suitable as a production well, it may be used as a reinjection well or written-off as a non-commercial well. Production wells and reinjection wells are used in connection with the operation of the geothermal power plant. Therefore, the costs associated with drilling production wells and reinjection wells are capitalized and amortized over the useful life of the power plant. Non-commercial wells are not expected to be used in the operation of the geothermal power plant. Therefore, the costs associated with a non-commercial well are expensed at the time the Company determines it is probable the well will not be used in the operation of the geothermal power plant.

It should also be noted that the Company follows the criteria in SFAS No. 144 in determining whether to perform an impairment test on a project. The results of the impairment test on Thermo No. 1 as of December 31, 2008 are addressed in the response to Comment No. 16.

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March 25, 2009

In its future filings with the SEC, the Company will expand its disclosures regarding well field development to discuss the foregoing, including the accounting treatment applied to production wells, reinjection wells and non-commercial wells.

8.	Further to the above, we note from your response, “if a production well cannot be used for either extraction or re-injection, it is expensed.” These statements indicate that there is a time lag between the drilling of a production well and the determination of its use and/or viability. Please tell us and revise future filings to disclose the typical amount of time required to drill the production well. Please also discuss the typical time lapse between the completion of the well drilling to the determination of the viability of the well.

Response:

Depending on the depth of the well and the conditions encountered, it typically takes approximately 25 to 90 days to drill a production or reinjection well. Once drilled, the determination of whether the well can be used in the production of electricity can take another six months or more and is normally based upon several factors such as: (1) the results of testing the heat and volume flow of the geothermal liquids, (2) the combined production capacity of the geothermal power plant, (3) the combined electricity producing capacity of the other production wells, and (4) the required total quantity of reinjection wells for the project. The costs of the wells for which the determination of the viability for use as a production or reinjection well is pending are capitalized with those wells that have already been determined for use as production or reinjection wells. The capitalized costs for pending wells and wells that have been determined to be used in the production of electricity are classified on the balance sheet as either well field development-in-progress or as geothermal property, plant and equipment if the plant is already placed in service. When management determines that it is probable that a well will not be used in the production of electricity by the respective geothermal power plant, the previously capitalized costs of that well are expensed in the period in which the wells are determined to be unusable.

In its future filings with the SEC, the Company will include additional disclosure to discuss the foregoing, including the typical amount of time required to drill production wells. The Company will also discuss the typical time lapse between the completion of the well drilling to the determination of the viability of the well. Exhibit C hereto sets forth the disclosure contained in the 2008 10-K addressing these points, which was included as part of Note 5 to the Company’s consolidated financial statements.

Securities and Exchange Commission

March 25, 2009

9.	With respect to capitalized well costs for which determination of the viability of the related well is pending, please disclose the following in future filings:

•	Clearly disclose where you present the costs related to these wells on your balance sheet.

•	The number of wells that are still under evaluation and the amount of capitalized costs relating to those wells included in your balance sheet at the end of each reporting period.

•	A roll-forward for each reporting period of your capitalized well costs relating to these wells, including:

1.	additions made during the period to pending capitalized well costs,

2.	the amount of costs reclassified from pending capitalized well costs, and

3.	the amount of any pending capitalized well costs that were charged to expense, including an explanation of the reason for the charge.

Response:

The Company presents the costs related to wells pending determination of viability as “Geothermal Well Field Development-in-Progress” on the balance sheet. In its future filings, the Company will clearly disclose where these costs are presented and provide additional disclosure regarding such costs, including the information described above. Exhibit C hereto sets forth the disclosure contained in the Company’s 2008 10-K regarding pending well costs, which was included as Note 5 to the Company’s consolidated financial statements.

10.	Further to the above, in light of the significant management judgment involved in the determination of when to begin capitalizing costs, please revise the Critical Accounting Policies section of your MD&A in future filings to discuss the significant judgments. Explain how your results could differ had you made different judgments or should management’s judgments prove to be incorrect.

Response:

For a discussion of each step in the development and construction of a geothermal power project, please see Exhibit A. Exhibit D sets forth the revised Critical Accounting Policies and Estimates section of MD&A, which the Company included in the 2008 10-K. Such disclosure acknowledged that if management’s judgments with respect to a project prove to be incorrect, the Company may have to write off significant property acquisition, drilling or other capitalized costs, which could have a material effect on the Company’s results of operations.

Securities and Exchange Commission

March 25, 2009

11.	With respect to your Thermo project, please provide us with an update as to the status of the evaluation of the drilled wells. Tell us the total number of wells drilled, the number identified as production wells and the number identified as reinjection wells. Finally, tell us if any of the drilled wells have been identified as dry wells.

Response:

The following table sets forth the status of wells drilled at our Thermo No. 1 project:

Well	Start Date	Completion Date	Type	Status as of March 18, 2009
Well 21-34	Nov-2007	Jul-2008	Non-commercial	Written off in Q4
Well 13-34	Mar-2008	Mar-2008	Cold water well	Connected to cooling towers
Well 11-34	Apr-2008	Oct-2008	Production	In-process of connecting
Well 24-34	May-2008	Sep-2008	Production	Connected
Well 13-34a	Jul-2008	Aug-2008	Production	Connected
Well 18-34	Jul-2008	Aug-2008	Reinjection	Connected
Well 58-34	Aug-2008	Aug-2008	Reinjection	Connected
Well 52-34	Sep-2008	Oct-2008	Non-commercial	Written off in Q4
Well 63-33	Oct-2008	Nov-2008	Production	Temporarily connected
Well 74-33	Nov-2008	Jan-2009	Production	To be connected
Well 21-34A	Feb-2009	Mar-2009	Testing in process	Testing in process

Securities and Exchange Commission

March 25, 2009

As of December 31, 2008, the Company had drilled four wells that had been identified as production wells, two wells that had been identified as reinjection wells, one well that will be utilized as a cold water well for the cooling towers, and two wells that the Company determined to be non-commercial wells. While the Company has sometimes referred to a non-commercial well as a dry well, the Company has concluded that the term “non-commercial well” best describes those wells that are not expected to be used as either a production well or a reinjection well. The two non-commercial wells were expensed during the fourth quarter of 2008. An additional well was in progress as of December 31, 2008. Subsequent to the end of the year, this well was identified as a production well.

In December 2008, the Company completed the testing of the UTC Power Corporation power generating units and began generating and transmitting nominal quantities of “test” electricity. As a result of evaluating the combined production capacity of the geothermal power plant and the combined electricity producing capacity of the production wells, in accordance with the Company’s policy, the Company identified two completed production-sized wells at the Thermo No. 1 project that are unlikely to be used for the production of electricity at the Thermo No. 1 geothermal power plant. Although one well initially exhibited production level heat, it was damaged and after redrilling and marginally restoring the well, with the assistance of independent consultants, the Company determined that it should be expensed. In addition, the other well also initially demonstrated marginal production capabilities; however, the Company also determined that the well would not likely be used for the production of electricity. Accordingly, the Company expensed the $10.6 million of costs associated with these two wells during the fourth quarter of 2008.

12.	Similar to the discussion included in Exhibit B of your response dated January 21, 2009, please revise the “Business Overview” section of the filing to explain in greater detail the process relating to your geothermal projects. In addition, revise the accounting policy note to the financial statements to clearly disclose your accounting for each type or group of costs relating to the geothermal projects. Consistent with your response to comment 5 above, clearly describe the specific conditions that must be fulfilled before you begin to capitalize costs.

Response:

Exhibit A sets forth the revised disclosure the Company made in the 2008 10-K with respect to the development of its geothermal power projects. This revised disclosure provides greater detail regarding the development process for these projects and includes the key points discussed in Exhibit B of the Company’s response dated January 21, 2009.

Securities and Exchange Commission

March 25, 2009

Exhibit E hereto sets forth the revised accounting policy note contained in the 2008 10-K, which was included as Note 2 to the Company’s consolidated financial statements. This disclosure describes the Company’s accounting for each type or group of costs relating to the Company’s geothermal projects and describes the specific conditions that must be fulfilled before the Company begins to capitalize costs.

Form 10-Q for the quarter ended September 30, 2008

Note I. Minority Interest, page 14

13.	We note your response to prior comment 18. We note from Section 9.7 of the Amended and Restated Limited Liability Company Agreement dated as of August 31, 2008 that the agreement contains a “flip purchase option.” Under the flip purchase option, you will have the option to purchase all of the Class A Interests for the greater of certain specified calculations. With respect to this flip purchase option, please address the following:

•	Discuss whether you intend to exercise this flip purchase option.

•	Discuss what facts or circumstances would impact your decision of whether or not to exercise the option.

•

Discuss whether you currently expect the Thermo operations to be profitable in the future and, if so, how will this impact your decision of whether or not to exercise the option. In this regard, it appears that absent you exercising the option, the Class A investor would be permitted to find an alternative buyer for its interest.

•	Tell us if you have had any discussions or agreements (written or oral) with the Class A investor regarding the likelihood of exercise of the option.

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March 25, 2009

Response:

With respect to Section 9.7 of the Amended and Restated Limited Liability Company Agreement dated as of August 31, 2008 (the “LLC Agreement”), the LLC Agreement states:

“Flip Purchase Option. Notwithstanding anything to the contrary in this Article IX, at any time during the 60-day period following the Flip Date, the Class B Investors will have the option to purchase all of the Class A Interests for the greater of (i) their fair market value, (ii) the Capital Account balances of the Class A Investors after adjusting them as if the Company had liquidated and (iii) an amount that causes the Class A Investors to reach or maintain the Target IRR.”

The flip date occurs when the Class A investor achieves a 15% internal rate of return (“IRR”). On the flip date, the tax benefit and profit/loss allocation automatically changes from 1% to the Company and 99% to the Class A investor to 95% to the Company and 5% to the Class A investor. The flip date is expected to occur at the beginning of the 11th year of operations.

With respect to the flip purchase option, it is an option exercisable by the Company to purchase the remaining Class A membership interest in Thermo No. 1 after the flip date. The Company has not decided at this time whether it will exercise the flip purchase option. Circumstances that would impact its decision to exercise the flip purchase option include, but are not limited to, the operating history of the Thermo No. 1 plant, the forecasted revenues and expenses (operating income) of the Thermo No. 1 plant after the flip date, the condition of the plant and the economic conditions at the time of the flip date. At the time of the flip date, the Company will evaluate whether exercising the flip purchase option would be economically beneficial to its stockholders.

With respect to previous discussions (written or oral) between the Company and the Class A investor regarding the likelihood that the option would be exercised, when negotiating the terms of the LLC Agreement, the Company and the Class A investor mutually agreed to include the purchase option in the LLC Agreement. Throughout its discussions with the Class A investor, the Company’s position was that it would exercise the flip date purchase option only if it would be in the Company’s economic interest to do so at that time. There is no agreement, written, oral or implied, between the company and the Class A investor regarding whether the Company will exercise its option or not. The Company understands that, absent the Company exercising the flip purchase option, the Class A investor has the option to find alternative buyers for its Class A interest provided the transfer of its Class A interests meets the requirements outlined in Article IX of the LLC Agreement, which governs the transfers of membership interests.

Securities and Exchange Commission

March 25, 2009

14.	You state that since the Class A membership interests do not provide for a guaranteed return, you do not believe that SFAS 66 is applicable. However, it is not clear how you have considered whether the holdings of Thermo No. 1 BE-01, LLC are “in-substance real estate” as outlined in SFAS 66 and other related literature. Please address the following:

•

Discuss how you considered paragraphs 26 and 101 of SFAS 66 in determining whether this transaction is within the scope of SFAS 66. In this regard, please also note the guidance in FIN 43 and EITF 00-13.

•	Tell us the primary holdings of Thermo No. 1 BE-01, LLC as of August 31, 2008, the date at which Merrill Lynch L.P. Holdings Inc. acquired its Class A interests.

•	Tell us any additional holdings transferred to Thermo No. 1 BE-01, LLC subsequent to August 31, 2008.

•

Tell us how you considered the existing power purchase and sale agreement between the City of Anaheim and Thermo No. 1 BE-01, LLC in your analysis of whether the holdings of Thermo No. 1 BE-01, LLC are “in-substance real estate.”

•	Provide us with additional details regarding how you marketed the investment to possible investors (i.e., as a long-term partnership in a power plant, or as a financing-type of arrangement).

•

To the best of your knowledge, tell us if you believe the Class A investor intended for their investment to be that of financing or profit sharing in the venture. In this regard, discuss if you have received any indication from the Class A investor regarding their planned involvement in the venture after the “flip date.”

Response:

The Company would like to clarify its previous response to Comment 18 in their response letter dated January 21, 2009. The Company did consider the guidance in paragraphs 26 and 101 SFAS No. 66, FIN 43 and EITF 00-13. The Company agrees with the staff’s position that the Thermo No. 1 geothermal plant represents “in-substance real estate” as outlined in those pronouncements. The Company acknowledges that the sale of the Class A interest to Merrill Lynch L.P. Holdings (“Merrill Lynch”) for $24.5 million in cash is in substance the sale of real estate that should be accounted for in accordance with SFAS No. 66.

Securities and Exchange Commission

March 25, 2009

The Company has considered whether the Class A interest, which represents a minority interest in Thermo, should be accounted for as a financing arrangement or a profit sharing arrangement. For the following reasons, the Company believes it is appropriately accounting for the Class A interest as a profit sharing arrangement:

1)	The Company does not have an obligation to repurchase the Class A interests. In addition, there are no factors which would indicate that the Company is economically compelled to acquire the Class A interest after the profit sharing arrangement has “flipped” from profit and loss allocation of 99%/1% (Class A/Class B interests) to 5%/95% (Class A/Class B interests).

2)	The sale of Class A interests has similar characteristics to the in-substance sale of real estate to a limited partnership in which the seller is a general partner, and as a result should be viewed as a profit sharing arrangement.

The Company considered the existing power purchase and sale agreement between the City of Anaheim and Thermo No. 1 in its analysis of whether the holdings of Thermo No. 1 BE-01, LLC are “in-substance real estate.” In accordance with EITF 01-08, “Determining Whether an Arrangement Contains a Lease”, the Company determined that because the price of electricity is contractually fixed at the time of delivery of the output, the power purchase agreement is not considered a lease and is considered a normal sales contract.

With respect to how the Company marketed the investment to possible investors, the Company was initially contacted by Merrill Lynch. Merrill Lynch indicated that they were interested in providing financing for the Company’s power plants. Merrill Lynch’s initial proposal was a debt financing structure. Subsequently, the Company proposed to Merrill Lynch that they also become a tax equity partner in the project. Through the course of discussions, the Company and Merrill Lynch agreed to an arrangement that provided $31 million of debt financing and $24.5 million of tax equity financing to the Thermo project.

Furthermore, to the best of the Company’s knowledge, the Class A investor intended its tax equity investment to be that of profit sharing in the venture. The Company has not received any indication from the Class A investor regarding its planned involvement in the venture after the “flip date”.

Securities and Exchange Commission

March 25, 2009

With respect to the primary holdings of Thermo No. 1 BE-01, LLC, as of August 31, 2008, the date at which Merrill Lynch acquired the Class A interests, the primary holdings of Thermo No. 1 BE-01, LLC were as follows:

Drilling and equipment deposits	$2,810,000
Prepaid commissions and other assets	486,000
Land	847,000
Geothermal leases	29,000
Well field development-in-progress	26,801,000
Construction-in-progress	28,425,000
Fixed assets	7,000

From August 31, 2008 to December 31, 2008, the Company made additional Class B capital contributions due to the following:

Well field completion contributions	$14,439,275
Additional pre-August 31, 2008 well field cost contributions	$3,456,786

$17,896,061

The Thermo financing agreements required the Company to be 100% responsible for any drilling costs incurred after August 31, 2008 to complete the well field for the production of electricity. Accordingly, the Company was required to make additional capital contributions between August 31, 2008 and December 31, 2008 totaling $14.4 million related to the well field. The Company was also responsible for 100% of the drilling costs that occurred prior to August 31, 2008 that were not recorded as of that date. Certain accrued expenses that the Company was required to pay were not received until September 2008. Accordingly, the Company made additional capital contributions totaling $3.5 million.

Although no additional capital contributions relating to construction costs have been made by the Company to Thermo No. 1, as the EPC contractor for the Thermo No. 1 project, the Company is responsible for any cost overruns in the construction of the geothermal power plant. The cost overruns are consolidated in the Company’s financial statements as construction in progress and accumulated as part of the overall cost of the geothermal power plant. Total cost overruns of $15.7 million were consolidated in the Company’s financial statements at December 31, 2008.

Securities and Exchange Commission

March 25, 2009

15.	Notwithstanding the above, we note that your calculation of the minority interest liability is based on a contractual liquidation formula and “in essence, liquidates the subsidiary at the end of each quarter. . . to determine the minority interest holder’s book value in Thermo No. 1.” Please address the following:

•

Using the 11-step calculation outlined in your response to prior comment 18, provide us with a walkthrough of the liquidation process based on the terms of the LLC agreement. Include a narrative description of each step of the calculation that discusses what the step is intended to calculate and how that step reconciles back to the liquidation provisions in the agreement.

•

We note that the computation does not give effect to the tax credits relating to the project. Tell us what consideration you gave to including the tax credits and discuss the basis for your conclusion not to include the tax credits.

Response:

With respect to the calculation of minority interest, the Company would like to clarify its response to prior Comment 18. Based upon the Thermo financing agreements, the Company bifurcates the minority interest calculation into two parts. The first part is based upon the minority interest from the results of operations and the second part is from the sale of the minority interest in the Thermo No. 1 subsidiary which is computed based upon a contractual liquidation formula.

The part of the minority interest that is based upon the results of operations is computed by allocating 100% of the intangible drilling costs to the Class B member (only applicable if drilling costs are impaired and expensed), then allocating 99% of the gain/loss to the Class A member and 1% to the Class B member.

Securities and Exchange Commission

March 25, 2009

With respect to the calculation of the minority interest that is based upon the contractual liquidation formula that “in essence, liquidates the subsidiary at the end of each quarter to determine the minority interest holder’s book value in Thermo No. 1”, please refer to Section 10.2 of the LLC agreement and our discussion of the liquidation process based upon the terms of the LLC agreement as set forth below:

Distributions of Assets	Minority Interest Calculation	Comments
Section 10.2(b) states: “The liquidator will first pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including the Working Capital Loans and all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent, conditional or unmatured liabilities in such amount and for such term as the liquidator may reasonably determine).”

Section 10.2(c) states: “All assets of the Company will be treated as if sold, and the gain treated as realized on those assets will be allocated first to Members with deficits in their Adjusted Capital Accounts (in the ratio of the deficits if more than one Member’s Adjusted Capital Account is in deficit) in order to eliminate the deficits.”	Step 1. Determine the total assets of Thermo No. 1. Step 2. Determine the total debt of Thermo No. 1.

According to the liquidation process, all assets of the Company will be treated as if sold. Thus, Step 1 is to determine the book value of the assets sold as of the end of each period.

According to the liquidation process, all debts, liabilities, accrued liabilities of the Company will be discharged. Thus, Step 2 represents the total debt that is expected to be paid first as of the end of each period.

Securities and Exchange Commission

March 25, 2009

Section 10.2(d) states: “Remaining gain or loss will be allocated next among the Class A Investors in an effort to set the Capital Account of each of the Class A Investors at a level that would allow it to reach the Target IRR out of the liquidating distributions if the Target IRR has not already been achieved, and thereafter in the ratio in Section 5.1(b).”

Section 5.1(b) states: “for the period after the Flip Date, the greater of (i) 5% or (ii) the adjusted allocation percentage [0%] that is determined under Section 6.4.2 of the EPC Agreement to achieve the Target Pre-Tax Return, allocated among the Class A Investors in proportion to their Percentage Interests, and 100% minus the percentage in (i) or (ii) to the Class B Investors, allocated in proportion to their Percentage Interests.”

Step 3. Subtract the Class A and Class B initial capital account contributions.

Step 4. Calculate the increase in (net assets) equity over the initial capital account contributions.

Step 5. Add back loss since sale of Class A membership interests.

In order to set the capital accounts to a level that would allow the Class A investor to achieve the target IRR of 15%, the initial Class A and Class B capital account contributions are considered to be paid out after settling the outstanding debt from Step 2.

Step 4 represents a subtotal of net assets less the required payment for Class A and Class B initial capital contributions.

Step 5 is also used to set the capital accounts to a level that would allow the Class A investor to achieve the target IRR of 15%. The losses since the capital investment are thus added back to determine the amount available for liquidating distributions.

Securities and Exchange Commission

March 25, 2009

Step 6. Calculate Class A expected IRR since sale of Class A membership.

Step 7. Calculate the tax benefits accrued to the Class A member at period end that will reduce the IRR calculation. Tax deduction/Tax credits multiplied by Class B Member effective tax rate of 40%.

Step 8. Calculate Class A member interest post-flip percentage of overall equity less Class A expected IRR.

Step 9. Calculate Class B member interest post-flip percentage of overall equity less Class A expected IRR.

According to the LLC Agreement, liquidating distributions are allocated to the Class A member to achieve the target IRR of 15%.

To derive the correct amount of IRR that should be covered by the hypothetical liquidation, the actual tax benefits and credits allocated to the Class A member since inception are subtracted from the IRR to arrive at the remaining amount to achieve the target IRR of 15%.

After the Class A member target IRR of 15% is achieved, the liquidating distributions are distributed according to the post-flip date ratios of 5% to Class A members.

After the Class A member target IRR of 15% is achieved, the liquidating distributions are distributed according to the post-flip date ratios of 95% to Class B members.

Securities and Exchange Commission

March 25, 2009

Section 10.2(e) states: “After the allocations in clauses (c) and (d) have been made, then cash and property will be distributed pro rata to the Members in the amount of the positive balances in their Capital Accounts by the end of the taxable year during which the liquidation occurs (or, if later, within 90 days after the date of such liquidation).”		Since the entire net book value has been allocated by step 8, there are no more allocations necessary. Therefore, in order to determine the change in the capital accounts, the Company recalculates the capital account for each member of the LLC.

	Step 10. Calculate the period end Class A and Class B Membership Capital Accounts.	The initial capital contribution account adjusted to include the liquidating distributions including the Class A target IRR of 15% and the post flip percentage for each Class A and Class B member.

	Step 11. Calculate Class A membership capital account period increase/decrease.	The Class A capital contribution account balance obtained in Step 10 is compared to the prior period capital contribution account to determine the current period increase or decrease in the respective capital accounts.

Securities and Exchange Commission

March 25, 2009

Step 12. Calculate Class B membership capital account period increase/decrease.	The Class B capital contribution account balance obtained in Step 10 is compared to the prior period capital contribution account to determine the current period increase or decrease in the respective capital accounts.

With respect to the calculation of the minority interest liability, the contractual liquidation formula to determine the minority interest holder’s book value in Thermo No. 1 is as follows:

December 31, 2008 Computation

Step 1. Determine the total assets of Thermo No. 1
Total Assets (assume sold at book value)	$98,555,071

Step 2. Determine the total debt of Thermo No. 1
Total Debt	$(39,937,937)

Net Assets	$58,617,137

Step 3. Subtract the initial Class A and Class B capital account contributions
Initial Capital Account Contribution of Class A Member	$(24,500,000)
Initial Capital Account Contribution of Class B Member	$(6,650,000)

Step 4 Calculate overall increase in equity over initial contributions
Overall increase in equity over initial contributions	$27,467,134

Step 5 Add back loss since sale of Class A membership
Class A Member loss (pre flip date 99%)	$1,791,817

Securities and Exchange Commission

March 25, 2009

Class B Member loss (pre flip date 1%)	$9,670,550

Allocated overall equity	$38,929,501

Step 6. Calculate Class A expected IRR since sale of Class A membership	$(1,756,033)
Class A Member (capital contribution plus IRR of 15% for four months (after tax effective rate is 23.1% ))
Pay back loss for Class A member to present true IRR.	$(1,791,817)

Step 7. Subtract tax credits when they exceed tax gains from hypothetical liquidation
Final Distribution	$35,381,651

Step 8. Calculate Class B post flip percentage of overall equity less Class A expected IRR
Class B Member (post flip date 95%)	$(33,612,568)

Step 9. Calculate Class A post flip percentage of overall equity less Class A expected IRR
Class A Member (post flip date 5%)	$(1,769,082)

Step 10. - Calculate Period End Class A and Class B Membership Equity
Class A Member

Capital Contribution	$24,500,000
Class A Member Loss	$(1,791,817)
Class A Member Loss pay back	$1,791,817
Class A IRR to date	$1,756,033
Class A Post Flip Equity	$1,769,083	$28,025,115

Class B Member

Capital Contribution	$6,650,000
Class B Member Loss	$(9,670,550)
Class B Post Flip Equity	$33,612,568	$30,592,018

Securities and Exchange Commission

March 25, 2009

Step 11. - Calculate Class A Membership Period Increase/Decrease
Beg. Balance	$24,503,500
Period Loss	$(1,791,817)
New Balance	$28,025,116

Basis Increase		$5,313,433

Step 12.- Calculate Class B Membership Period Increase/Decrease
Beg. Balance	$46,922,894
Period Loss Pre-8/31/08	$(1,346,893)
Post 8/31/08 Loss	$(9,670,550)
New Balance	$30,592,018

Basis Decrease		$5,313,433

With respect to the inclusion of tax credits in the minority interest computation, the Company would like to clarify how tax credits and other tax attributes are included in the hypothetical liquidation at book value computation. As the Company and Merrill Lynch designed the tax equity partnership, the availability of the tax credits for both the Class A and Class B members were included in the cash flow projection to derive the target IRR that the Class A investor must achieve in order to trigger the “flip date”. The Company added Step 7 to illustrate the gross up effect of the IRR calculation that is netted against the tax benefits and tax credits allocated to the Class A Member as of the reporting date. As noted in Step 7 above, as the tax benefits (normal deductions) and tax credits are earned by the Class A investor, the tax credits and other tax deductions will be deducted from the target IRR to determine the Class A minority interest accordingly.

16.	We note that you recorded a $1.4 million reduction to paid-in Capital in conjunction with the sale of the Class A membership interest. Please address the following:

•	Tell us why you believe it is appropriate to record the $1.4 million to equity rather than to the income statement.

Securities and Exchange Commission

March 25, 2009

•	In this regard, tell us how you considered whether this reduction is indicative of impairment at Thermo No. 1 BE-01, LLC. Please refer to Question 5 of SAB Topic 5H.

•	Provide us with a rollforward of your APIC balance for the nine months ended September 30, 2008 that shows the $1.4 million charge.

Response:

The Company has reviewed the guidance in Question 5 of SAB Topic 5H. The Company initially elected to treat the issuance of Class A equity units by its subsidiary as an equity transaction, which was one of the two alternative accounting methods allowed for such transactions prior to the issuance of SFAS No. 160. Therefore, in conjunction with the issuance of the Class A interest, the Company’s share of the Thermo Subsidiary’s net equity was reduced by $1.4 million as a reduction in paid in capital rather than as a reduction in minority interest as noted in the Statement of Stockholders’ Equity at September 30, 2008, which is set forth below:

RASER TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Equity

	Common stock		Additional paid-in capital	Accumulated deficit	Deficit Accumulated after re-entry into development stage	Total
	Shares	Amount
Balance at December 31, 2007	55,923,705	$559,237	$70,114,893	$(30,972,177)	$(20,250,476)	$19,451,477

Employee compensatory share grants and stock options as a development stage enterprise (since October 1, 2006)			2,638,765			2,638,765
Call spread premium purchased in connection with issuance of 8.00% Convertible Senior Notes as a development stage enterprise (since October 1, 2006) on March 8, 2008			(5,850,000)			(5,850,000)
Forward purchase transaction purchased in connection with issuance of 8.00% Convertible Senior Notes as a development stage enterprise (since October 1, 2006) on March 8, 2008			(15,000,000)			(15,000,000)
Warrants vested and issued as a development stage enterprise (since October 1, 2006) for:
Private Equity Placement financing fees on August 31, 2008 at an exercise price of $14.21 per share with the fair market value computed on the grant date			7,186,603			7,186,603
Common stock issued as a development stage enterprise (since October 1, 2006) for:
At-the-Market (ATM) Equity trades at prices ranging from $8.95 to $11.52 per share from July 1 to August 15, 2008	2,718,173	27,182	24,133,137			24,160,319
Series B warrant exercise at a market price of $16.60 per share on January 18, 2008	2,000	20	9,280			9,300
Series B warrant exercise at a market price of $8.56 per share on April 8, 2008	1,990	20	9,234			9,254
Series B warrant exercises at market prices ranging from $11.70 to $9.95 per share from July 22 to August 8, 2008	2,000	20	9,280			9,300
Lease acquisition on January 16, 2008 at a fair value of $9.93 per share	1,000	10	9,920			9.930
Contractor services for the construction of our Thermo No. 1 geothermal power plant from January 4 to February 2, 2008 with a fair market value computed on the grant date	71,514	715	819,259			819,974
Contractor services for the construction of our Thermo No. 1 geothermal power plant on September 25, 2008 with a fair market value computed on the grant date	100,000	1,000	418,000			419,000
Stock options exercises on at prices ranging from $8.83 to $9.55 from February 11 to February 26, 2008	102,500	1,025	481,850			482,875
Stock options exercises on at a price of $8.06 on June 25, 2008	625	6	3,864			3,870
Stock options exercises on at prices ranging from $10.02 to $11.71 from July 21 to August 11, 2008	45,000	450	163,550			164,000
Employee share grant vesting at prices ranging from $8.71 to $14.12 per share from January 1 to March 31, 2008	3,166	32	(32)			—
Employee share grant vesting at prices ranging from $9.55 to $10.45 per share from April 1 to June 30, 2008	38,767	387	(387)			—
Employee share grant vesting at prices ranging from $7.36 to $10.40 per share from July 1 to September 30, 2008	667	7	(7)			—
APIC resulting from sale of interest in Thermo No. 1 BE-01, LLC			(1,453,468)			(1,453,468)
Net Loss					(20,229,436)	(20,229,436)

Balance at September 30, 2008	59,011,107	$590,111	$83,693,741	$(30,972,177)	$(40,479,912)	$12,831,763

Securities and Exchange Commission

March 25, 2009

However, after further evaluation, the Company changed the method of accounting to recognize the loss on the sale of minority interests in the income statement rather than as a reduction in additional paid in capital. The Company believes that this change in accounting method did not materially impact the Company’s condensed consolidated financial statements for the third quarter of 2008.

The effect of the change in the accounting method on the Company’s condensed consolidated statement of operations for the third quarter of 2008 is as follows:

	3rd Quarter 2008 Prior to change in method	3rd Quarter 2008 change in method	Difference
Operating loss	$(6,621,532)	$(6,621,532)	$—
Other	(983,665)	(983,665)	—
Minority interest:
From sale of minority interest in subsidiary	—	(1,453,468)	(1,453,468)
From operations of subsidiary	227,398	227,398	—
Net loss applicable to common stockholder	(7,377,799)	(8,831,267)	(1,453,468)
Net loss per share:
Basic	(0.13)	(0.15)	(0.02)
Diluted	$(0.13)	$(0.15)	$(0.02)

Securities and Exchange Commission

March 25, 2009

The effect of the change in the accounting method on the Company’s condensed consolidated balance sheets for the third quarter of 2008 is as follows:

	3rd Quarter 2008 Prior to change in method	3rd Quarter 2008 change in method	Difference
Stockholders’ equity
Common stock	$590,111	$590,111	$—
Additional paid-in-capital	83,693,741	85,147,209	1,453,468
Accumulated deficit	(30,972,177)	(30,972,177)	—
Accumulated deficit after re-entry into development stage	(40,479,912)	(41,933,380)	(1,453,468)

Total stockholders’ equity	$12,831,763	$12,831,763	$—

With respect to the issue of impairment, as of September 30, 2008, the Company’s net investment in Thermo No. 1 was approximately $34.9 million. At that date, the Company estimated that its share of future net undiscounted cash flows attributable to Thermo No. 1 was approximately $133 million. Accordingly, the Company did not believe that the reduction was indicative of impairment of its investment. In addition, the net book value of Thermo No. 1’s long term assets at September 30, 2008 was approximately $38.3 million, which amount is significantly less than the estimated future net undiscounted cash flows of approximately $137 million over the estimated useful life of the power plant, or 35 years. In performing this analysis, the Company exercised significant judgments including the assumption that the Company’s geothermal power plant will produce electricity over 35 years and the City of Anaheim power purchase agreement will be renewed after its expiration in 2029.

Changes in Internal Control Over Financial Reporting, page 45

17.

We note your response to prior comment 20 and again note the following disclosure language at the bottom of page 45: “No other change in our internal control over financial reporting occurred during the nine months ended September 30, 2008 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” (emphasis added). As written, your disclosure language could imply, for instance, that the implementation of an administrator over

Securities and Exchange Commission

March 25, 2009

Thermo No. 1’s cash may have materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Accordingly, in your future filings, as applicable, please revise your disclosure language to avoid this possible implication by clearly disclosing, if true, that there were no changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting for the applicable period.

Response:

The Company intends to revise in its future filings its disclosure relating to the Company’s internal control over financial reporting to clearly disclose, if true, that there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting for the applicable period. In the 2008 10-K, the Company revised its disclosure relating to the Company’s internal control over financial reporting to clearly disclose that there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

*    *    *    *    *

We believe the foregoing discussion is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6918.

Very truly yours,

/s/ Reed W. Topham
Reed W. Topham

cc:	Brent M. Cook (Raser Technologies, Inc.)

Martin F. Petersen (Raser Technologies, Inc.)

Richard Holt (Raser Technologies, Inc.)

Reynold Roeder (Raser Technologies, Inc., Audit Committee Chairman)

EXHIBIT A

Development of Geothermal Power Plants

Each geothermal power project we develop consists of three phases. During the first phase, the site is identified and evaluated. During the second phase, the power plant, transmission lines and pipelines are constructed and the production and reinjection wells are drilled. The third and final phase is the production phase, during which the power plant is operated over its useful life. We consider “development” to mean the time after initial exploration is complete but before the plant is placed into service. The order in which certain development activities are conducted may vary depending on the unique characteristics of each site.

Site Identification and Evaluation

We utilize our in-house full-time geologists, independent geologists, in-house and independent transmission specialists, ARC-GIS specialists and others on our development team to help identify and locate areas that are favorable to development. We are primarily interested in securing locations that we believe contain the targeted geothermal activity; present a favorable development environment (considering permitting requirements, topography, site access, etc.), and allow transmission access to favorable power markets.

As part of our site identification and evaluation process, we perform certain internal reviews and we contract with independent third party transmission, geologic and geothermal consultants to provide independent analysis. These reviews can typically be categorized as either (i) preliminary site identification reviews which are used to either identify parcels of land for which we want to pursue leases or to identify parcels within an already leased area that are of high interest (a “Preliminary Site Review”); or (ii) a resource evaluation and internally-generated basic economic analysis (a “Resource Evaluation”).

A Preliminary Site Review will generally take into account well drilling logs, if available, geophysical features, geological samples, geothermal anomalies such as hot springs, other readily available geologic studies and data from third-party mining operations. We will also do a basic review of accessibility to the power grid and prepare maps of the property owners in the area through a search of title records or tax plats. The Preliminary Site Review does not generally entail new geologic surveys or other reviews that are more costly. The purpose of such a study is to identify areas of high interest for the lowest cost possible. We generally initiate a Preliminary Site Review after we have either identified an area that we think may be of interest, or after we have been approached by a landowner or other third party about an area. The purpose of these studies is typically to decide if we want to pursue a geothermal lease in the area and undertake the next phase of geologic study and review. Often times, these sites were previously passed over for geothermal development by other companies but which can now be economically developed due to, among other things new technologies. The Preliminary Site Reviews are generally performed by our in-house geologists or by Dr. Carl Austin, a third-party geothermal engineer with whom we contract. A review of transmission is prepared by our in- house transmission specialists, or our independent transmission consultants, ZGlobal Engineering and Energy Services. These reviews can take the form of a formal report or may simply be presented to management orally.

When a Preliminary Site Review identifies an area to be of high interest, we begin the process of lease acquisition. Suitable geothermal resources are located on federal, state, or private lands. Once the land owners are identified, we enter into either public or private geothermal and/or surface leases with those land owners. Public land leases are normally obtained either directly or through a public auction. Occasionally, we may determine that it is more economically feasible to purchase the land directly instead of entering into a lease agreement. For additional information on the property interests we have acquired, see “Our Potential Geothermal Resources” above.

A Resource Evaluation is typically a more detailed review of the prospects of a resource and the likelihood that the resource contains a developable geothermal resource. As part of this more detailed review, we will generally perform, or hire others to perform, additional geologic and geophysical studies like: (i) well or hot spring sampling and geochemical analysis of the samples; (ii) on-site geologic mapping (generally done via a detailed walk-through of the area); (iii) gravity, ground magnetic, telluric-magnetotelluric, self-potential and/or seismic surveys; and (iv) drilling of thermal-gradient wells or exploratory “slim holes.” Often times, at least some of these geophysical studies have already been performed and it is often not necessary, or advisable due to cost, to perform all of them. Depending on the nature of the studies which have already been performed and which studies we determine to be necessary or advisable, a Resource Evaluation can cost anywhere from several thousand dollars to several hundred thousand dollars.

We generally ask for a formal report to be prepared as part of a Resource Evaluation, but before such a report is finalized we will have several interim meetings to discuss relevant findings. It is possible that if the interim findings are favorable enough, we will begin permitting and possibly even drilling before a final report is prepared. This was the case with our Thermo No. 1 project as discussed below. The key question we are looking to answer with a high degree of confidence in a Resource Evaluation is can this resource support a 10 MW geothermal project. If the results of the Resource Evaluation are inconclusive, we may seek additional exploratory work to be performed or we may abandon the prospect. If the results of the Resource Evaluation are favorable, however, we will begin development of a 10 MW project by securing permits and drilling our first full-sized production well. While the drilling of slim holes may be appropriate at certain sites, we do not believe it necessary to drill slim holes at all sites in order to determine with a high degree of confidence that a suitable geothermal resource exists. To date, we have contracted with The Energy and Geoscience Institute at the University of Utah, GeothermEx, Inc. and others to prepare this type of resource evaluation.

The process of site identification and resource evaluation is a fluid process that is managed by experienced geologists, geothermal experts, and our internal development staff. As noted above, many of the sites we have pursued were passed over by other developers in the past after numerous studies had been performed. Because of this, there is oftentimes sufficient data already available to conclude with a high degree of confidence that a 10 MW project is commercially viable with little additional study or review by our team. In these instances we may not necessarily strictly follow this two-phase review process.

The “high degree of confidence” threshold reflects a conclusion reached by management based on judgment, experience and available information, which typically includes internal and external evaluations of the potential resource and, in some cases, could include the evaluation of non-production slim holes drilled at the site. While management’s conclusion necessarily reflects management’s assessment that a property contains a commercially viable geothermal resource, this conclusion is not based on a precise statistical measurement of probability. Further, management’s conclusion is not necessarily based on an independent feasibility study or a systematic drilling program intended to definitively establish the size and characteristics of the potential resource, and we believe we can reach a conclusion with respect to a site without necessarily drilling non-production slim holes. Management’s conclusion does, however, reflect our belief that, with a high degree of confidence, the resource will support one or more power plants, justifying the commitment of substantial resources to begin the process to construct the power plant, transmission lines, production and reinjection wells and pipelines.

Well Drilling and Plant Construction

The second phase of project development consists of a variety of activities, including permitting, drilling of production and reinjection wells, and construction of the power plant, transmission lines and pipelines. The determination to proceed with this phase of development is based on obtaining sufficient third-party evaluation and analysis supporting the conclusion, with a high degree of confidence, that the given site contains adequate renewable geothermal resources to continually produce electricity without any substantial degradation in the heat resource.

During the second phase of development, we initiate a number of activities concurrently. We start acquiring the necessary water rights, file for interconnection and transmission agreements and begin acquiring rights of way as necessary for transmission lines. We also prepare all necessary environmental reviews and reports and begin negotiations for power purchase agreements.

As a component of our rapid deployment business model, when an independent geologist is able to readily identify the general location of the geothermal resource and its characteristics with a high degree of confidence, we omit drilling slim holes and begin drilling larger diameter production holes to be used as either production or reinjection wells for the production of electricity. The purpose of drilling the production and reinjection wells is to prepare the established geothermal resource for use in the commercial production of electricity. The number of production and reinjection wells required for each project will vary based upon the combined gross generating capacity of the power generating units used at each power plant and the combined production capability of the production wells. Generally, project-specific financing is not available until the well field has been at least partially drilled and a power purchase agreement is in place for a project. To date, we have funded the site identification and evaluation phase of each project, as well as the drilling of production and reinjection wells, primarily from our funds available for general corporate purposes, which we have obtained principally from the issuance of convertible debt and equity securities from time to time. However, we intend to explore other potential alternatives to finance the drilling of production and reinjection wells for our projects, including drilling-specific investment funds, joint ventures or other strategic transactions.

After a well is drilled and tested, it will be classified as either (i) a production well; (ii) a reinjection well; or (iii) a non-commercial well. A production well is one that is capable of producing sufficient water flow and heat to generate electricity when run through a geothermal turbine. A reinjection well is one which demonstrates the necessary permeability to allow reinjection of the geothermal fluids discharged from the plant in a manner in which we believe will not detrimentally impact the geothermal resource or our production wells. A non-commercial well is one that does not currently demonstrate sufficient heat, water flow or permeability to be either a production well or reinjection well, or which provides inconclusive results but which we have determined to not pursue at that time for a variety of reasons including availability of funding for additional testing or drilling.

With sufficient drilling of the well field and a power purchase agreement in place, we next seek funding from third parties for the plant construction phase of the project. Third party financing sources generally require resource validation by an independent geologist prior to releasing the funds to complete the construction portion and drilling portion of the project. The third party financing companies generally contract with independent geothermal engineers to independently validate and quantify the power producing potential of the resource. The independent geothermal engineers also help monitor the drilling of the production and reinjection wells necessary to produce electricity. After each well is completed, we perform tests of the heat and volume of flow of the water for the financiers. Based upon the results of our testing, the independent engineers estimate the electricity generating capacity of each well. When the total production capacity of the production and reinjection wells included in the applicable project achieve the electricity generating capacity needed for the planned power plant, the well field is considered completed. If the total production capacity of the wells is insufficient to generate the electrical capacity of the constructed geothermal power plant, additional wells are typically drilled accordingly.

With the preliminary results from the wells, we can determine the economic terms associated with the power plant development and the subsequent sale of the power. Accordingly, we believe that we should generally be able to obtain third party financing to complete the plant construction phase of our projects. Other than certain excluded financings, our Commitment Letter with Merrill Lynch gives Merrill Lynch the exclusive right, but not the obligation, to finance our first 100 MW of projects. We intend to seek financing on a project by project basis in accordance with the Commitment Letter. The Commitment Letter generally contemplates a combination of project financing and tax equity financing, but could incorporate other forms of financing. In addition to seeking financing under the Commitment Letter, we intend to explore prepaid power purchase agreements, joint ventures and other arrangements, which may provide additional sources of financing for the plant construction phase of our projects. The tax incentives associated with these renewable energy projects have “placed in service” deadlines. We have incurred and may incur in the future, significant additional costs during this phase in order to meet a placed in service deadline.

While the total development time will vary from project to project, we believe we can complete the development of most projects, including well field development and plant construction, in twelve to eighteen months from the time we begin drilling the well field. This rapid deployment is made possible by conducting a number of development steps simultaneously and using modular generating units manufactured by UTCP. A typical net 10 MW geothermal power plant will use about 50 modular power generating units that can be aggregated into a working facility in a relatively short time frame compared to a traditional steam plant, which can require three years or longer to complete. We utilized this rapid deployment model in connection with the construction of our Thermo No. 1 plant. We intend to further refine and improve the speed and efficiency of this rapid deployment model as we develop additional projects.

Production Phase

The third and final phase of development is the production phase. During the production phase, the power plant is operated over its useful life. We expect to generate revenues and cash flows from two primary sources during the production phase of a project. First, we expect to generate revenues through power purchase agreements with utilities from the sale of electrical power generated by the power plant. Second, we expect to generate revenues and cash flows in the form of fees and distributions from our projects, which we expect to be funded primarily by contributions made by tax equity partners. See “Our Business Segments—Power Systems” above and “Tax Incentives” and “Financing” below.

Current Geothermal Power Projects

We have initiated the development of eight geothermal projects in our Power Systems segment to date. We placed the Thermo No. 1 geothermal power plant in service in the first quarter of 2009 and have either obtained or are in the process of obtaining permits for the development of the other seven geothermal power projects we have initiated. The current status of development for each of these eight projects is described below:

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Thermo No. 1 Plant (Utah): We completed major construction of the cooling towers and transmission lines and installed the power generating units at the Thermo No. 1 geothermal power plant, located in Beaver County, Utah, in the fourth quarter of 2008. We expect the Thermo No. 1 geothermal power plant to become operational at or near full capacity in the first part of 2009. We have obtained all necessary permits to develop and operate the plant.

In 2007, with the help of external consulting geologists, we began evaluating preliminary geologic studies of possible geothermal resources near Beaver, Utah referred to as the Thermo Known Geothermal Resource Area (the “Thermo KGRA”). The area in and around the Thermo KGRA was targeted initially because multiple geologic studies had been performed over many years in the area, and because a geothermal well had been drilled in the area that reached a temperature of 345 degrees Fahrenheit. Our consulting geologists reviewed numerous studies on the area, including gravity, ground magnetic, telluric-magnetotelluric and self-potential surveys. They also reviewed data from dozens of thermal-gradient wells that have been drilled in and around the Thermo KGRA. After analyzing all of the available data, our consulting geologists concluded that the Thermo area was a high-prospect area and likely suitable for at least a 10 MW geothermal power plant.

After identifying the Thermo prospect area, we began acquiring the exclusive geothermal rights to land located in the Thermo prospect area. Beginning in April 2007, we entered into several lease agreements with the State of Utah School and Institutional Trust Lands Administration (the “State”) for geothermal rights in the Thermo area totaling approximately 5,500 acres. The initial term of the geothermal leases is 10 years, subject to extension for as long as we are actively pursuing or generating electricity from geothermal resources from the leased lands. Annual delay rental payments on the State leases are $1.00 per acre and are due on each anniversary date until production begins. If a geothermal power plant is constructed which utilizes geothermal resources covered by the leases, royalties are paid based on a percentage of electrical sales from the plant. The leases provide for rights to the geothermal resource and rights to utilize the surface as necessary for the development of the geothermal rights.

Additionally, in September, 2007, we entered into a lease agreement with a private landowner to obtain the geothermal rights on approximately 11,000 acres of land located in the Thermo area. Through this lease, we acquired a 75% undivided interest in the geothermal rights on the properties. We are in the process of acquiring the remaining 25% undivided interest via a lease with another private entity, which we expect to finalize in the first quarter of 2009. The expenses associated with the negotiation, document preparation, due diligence and other acquisition related activities were capitalized as part of the land acquisition. The initial term of the lease with a 75% undivided interest is ten years. Cumulative annual delay rental payments on the lease with a 75% undivided interest are $1.00 per acre and are due on each respective anniversary date until production has begun. If a geothermal power plant is constructed which utilizes geothermal resources covered by the lease, royalties are owed to the landowner based on a percentage of electrical sales from the plant. The lease provide for rights to the geothermal resource and rights to utilize the surface as necessary for the development of the geothermal rights. We expect the lease on the remaining 25% undivided interest to have a five year initial term with other provisions similar to the 75% lease.

While the leases mentioned above cover most of the area we consider to be the heart of the Thermo geothermal resource, we have signed additional agreements with private landowners and the State in the vicinity of the Thermo area covering an additional approximately 35,000 acres. We anticipate that we will dedicate a small portion (likely less than 1,000 acres) of our leased acreage for each individual 10-11 MW project we develop. We expect that a parcel of approximately 640–800 acres will be ultimately dedicated to the Thermo No. 1 geothermal power plant. The Thermo No. 1 project can be accessed utilizing public roads suitable for unrestricted ground transportation.

After acquiring the appropriate geothermal leases, we tasked our external geologic consultants with performing a Resource Evaluation as described above. During the evaluation process, we obtained a high degree of confidence supporting the conclusion that the Thermo No. 1 site contained a commercially viable geothermal resource to continually produce electricity without any substantial degradation in the heat resource. Therefore, in November 2007, prior to the completion of the final Resource Evaluation report, we omitted drilling slim holes and began drilling larger diameter production and reinjection wells for the production of electricity. Shortly thereafter, we received the written Resource Evaluation report. We continued drilling and after completing the drilling of several wells, we commissioned an independent geothermal engineer to issue an additional report on the wells and the overall resource. The report, issued in August of 2008, concluded that parts of our Thermo leasehold are underlain by a relatively large geothermal reservoir and that the resource underlying the proposed project site could support a 10 MW project. The report also concluded that the overall Thermo resource could likely support well over 200 MW of power generation. The reservoir is contained within relatively thin intervals in Paleozoic rock (predominantly limestone, dolomite and quartzite).

On March 10, 2008, prior to obtaining the geothermal engineer’s report, we executed a renewable power purchase and sale agreement (the “Thermo PPA”) with the City of Anaheim, California. Subject to certain conditions, the Thermo PPA provides for the delivery by the Thermo No. 1 plant of up to 11 megawatts of geothermal renewable power for 20 years. Subject to certain exceptions, we are required to begin delivering electricity from the power plant no later than May 15, 2009. The Thermo PPA provides for a selling price of $78 per megawatt hour with a two percent per annum increase over the term of the Thermo PPA. Under the Thermo PPA, the City of Anaheim will also pay for the “wheeling costs,” or cost for transmission, of the electricity from the Thermo No. 1 power plant to the City of Anaheim.

In May 2008, concurrent with the drilling of the wells, we began construction of the Thermo No. 1 geothermal power plant and began receiving the 50 modular UTCP power generating units. We were able to obtain the financing to complete the construction of the Thermo No. 1 geothermal power plant with the related equipment, transmission lines, substations and pipelines from the well heads to the UTCP power generating units from Merrill Lynch. For further discussion of the financing arrangement, please refer to “The Thermo Financing” section below.

We completed the major construction of the cooling towers, transmission lines and setting of the UTCP generating units at the Thermo No. 1 geothermal power plant in October of 2008. Commissioning testing of the UTCP generating units was completed in the first quarter of 2009 using two production wells and one reinjection well that we had connected to the plant. Accordingly, in 2009 we will reclassified the cost of the related leases, wells, transmission lines and substations and construction in progress as “geothermal property, plant and equipment” on the balance sheet. At December 31, 2008, the total capitalized costs of the Thermo No. 1 project was $88.1 million consisting of $53.6 million in plant construction and transmission line and interconnection costs, $30.7 million in well field development costs, and $3.8 million in land and lease acquisition and other costs. These costs will be amortized over the estimated useful life of the geothermal power plant, which is expected to be approximately 35 years. Amortization will begin in the first quarter of 2009. We expect that additional construction and drilling costs will be incurred during 2009 so that the power plant will be able to operate at or near full capacity at a cost of approximately $9.5 to $14.0 million. We expect the Thermo No. 1 geothermal power plant to become operational at or near full capacity in the first part of 2009.

We have drilled five production wells and two reinjection wells that we expect to utilize for the plant when it is operating at full capacity. We have recently finished drilling an additional well that we expect to use as a production well for the Thermo No. 1 project. Of these wells, we believe that one may eventually be transferred to and used as a production well for Thermo No. 2. This decision is dependent upon the performance of the existing wells and the testing of the recently completed well.

The expected production wells have demonstrated flow temperatures in commercially productive ranges of approximately 230 degrees Fahrenheit to 300 degrees Fahrenheit. The Thermo wells have shown a tendency to heat up over time and we expect the production wells for the Thermo No. 1 project to deliver temperatures in the 250 degrees Fahrenheit to 300 degrees Fahrenheit range. The geothermal resources utilized by the plant are believed to be renewable so long as the plant is operated at or below the maximum level studies indicate that the resource will support, all of the geothermal fluids are recycled without losses, and the hydrological balance of the geothermal resource is properly maintained.

In addition to the wells described above, we have drilled two wells that we, in consultation with our drilling and geothermal consultants, have determined to be non-commercial wells at this time. The first of these two wells is the first well that we drilled on the site. This well exhibited positive early testing and appeared to be a good production well. However, the well became partially obstructed during the final stages of the drilling process. Shortly thereafter, we terminated our relationship with our original drilling contractor and hired a new contractor to re-drill the well. The re-drilled well again exhibited strong signs of being a good production well but again encountered problems during the final stages of drilling, and became partially obstructed. Even with the obstruction, the well still exhibited signs of being useful for commercial production. In the fourth quarter of 2008, however, acting on the advice of our consultants, we determined that it would be better to abandon the well and drill an entirely new well adjacent to this abandoned well. The new well is the recently completed well mentioned above and we are currently evaluating the viability of this well.

The other well we have determined to be a non-commercial well at this time, but we believe that we may be able to stimulate this well in the future through a variety of commonly-used well stimulation techniques.

We are also currently evaluating the expansion of the Thermo No. 1 plant by including a bottom-cycling operation in which the discharged geothermal water from the main plant is cascaded through a second set of power generating units, extracting more heat to generate additional power. The expanded project is referred to as the Thermo No. 1A project. The economics of the Thermo No. 1A project would benefit from the transmission infrastructure, cooling towers and established well field already in place at the Thermo No. 1 plant. The Thermo No. 1A project may be able to generate up to an additional 5 MW of power. We expect that, if feasible, Thermo No. 1A will enhance the economics of Thermo No. 1 because of project cost savings from eliminating drilling, transmission upgrades, and cooling tower costs.

We have experienced certain delays and cost overruns on the Thermo No. 1 project. The Thermo No. 1 geothermal power plant is the first ever large-scale commercial application of the UTCP generation units and the first plant built under our rapid-deployment approach so such delays and overruns are not entirely unexpected. The key drivers of the delays and cost overruns are as follows:

Well Field Development:

•	Increased costs to broaden previous well field plans.

•	Complications encountered by drilling contractors.

•	High demand for drilling services and related materials due to the rapid increase in the price of oil.

Construction:

•	Wider than necessary step-outs for injection wells, which increased piping costs, due to concerns of lenders.

•	Additional costs related to establishing the greater Thermo area.

•	High demand for steel, concrete and other commodities caused prices to increase.

•	Accelerated construction schedule required overtime and other additional costs.

Equipment:

•	Expenses associated with installing UTCP generating units for the first time, which allowed us to identify design changes for the benefit of future plants.

Transmission:

•	In anticipation of future plants, we built a larger transmission infrastructure.

The Thermo No. 1 geothermal power plant is accessible by road suitable for unrestricted ground transportation. The plant is interconnected to a power line along Thermo Road owned by Rocky Mountain Power.

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Lightning Dock Plant (New Mexico): We are in the process of obtaining the final, necessary permits for the Lightning Dock plant. Numerous exploratory wells and two production wells were drilled prior to our acquiring the site. We broke ground at the site and have begun taking delivery of the UTCP generating units that will be used in the Lightning Dock plant. We have received 48 UTCP units and most of the essential major equipment needed for construction of the geothermal project. We anticipate that we will start drilling additional production and injection wells in the second quarter of 2009 assuming final permits are approved. We currently expect to complete construction of the Lightning Dock plant in the fourth quarter of 2009 or the first quarter of 2010 depending on how long it takes for certain final permits to be approved.

In 2007, we entered into an agreement to acquire GeoLectric, LLC. This agreement was later superseded by our agreement to purchase a BLM lease and other miscellaneous assets totaling $4,140,000 from a subsidiary of GeoLectric, LLC (the “Purchase”). The expenses associated with the negotiation, document preparation, due diligence and other acquisition related activities were capitalized as part of the land acquisition. The Purchase was subject to the BLM’s approval of the assignment of the BLM Lease from the subsidiary of GeoLectric, LLC to us. On December 13, 2007, the BLM approved the assignment of the BLM Lease to us, which fulfilled the condition required to complete the Purchase pursuant to the terms of the agreement. Under the assigned BLM Lease, we obtained rights to begin development of one or more geothermal power plants on the property located on approximately 2,500 acres in Hidalgo County, New Mexico. We also obtained the exclusive rights to the geothermal energy resource contained on the property. The initial lease term of the assigned BLM Lease began in January 1979 and has been extended based upon certain conditions in the lease until January 2024. Annual delay rental payments of $5,000 are required on each anniversary date until geothermal power production has begun. If a geothermal power plant is constructed which utilizes geothermal resources covered by the lease, royalties are owed to the BLM based on a percentage of electrical sales from the plant. We have capitalized certain legal fees directly associated with completing the Purchase and obtaining the BLM lease. We also capitalized the obligations we assumed to plug certain abandoned wells located on the property.

With respect to the same 2,500 acres in Hidalgo County, New Mexico, in January 2008, we also entered into a surface access and use lease agreement, or surface lease agreement, with a private property owner in New Mexico (the “New Mexico Property Owner”) and paid $320,000 to obtain surface right-of-way access and drilling rights. The term of the surface lease agreement continues until our geothermal rights respective to the BLM lease have expired. Pursuant to the surface lease agreement, we also obtained rights to certain water rights for the project.

In August 2008, we paid $1,200 as a lease bonus and entered into a ground lease agreement for 20 acres with the New Mexico Property Owner. The term of the ground lease agreement is indefinite, as long as the power plant, transmission and related facilities on the leased property are producing or capable of producing electricity from geothermal resources. No annual payments are required for the ground lease agreement. Under the ground lease agreement, we obtained the right to construct and operate a geothermal power plant and transmission facilities on the property.

The New Mexico resource is one of the most well-studied moderate-temperature geothermal resources in the country. The New Mexico resource is located in a topographic low, bounded on the west by the Peloncillo Mountains and on the east by the Pyramid Mountains. Relatively young basaltic volcanism is widespread in the area. Rocks exposed in the bordering mountain ranges include granodiorite, Paleozoic and Mesozoic sedimentary rocks, Tertiary/Cretaceous volcanic rocks, Tertiary intrusive rocks, and Tertiary conglomerate. The prominent features of the valley are the north east trending Animus Valley and western faults, which displace the Tertiary volcanic tuft in fractured basement rocks creating an ideal location for geothermal activity. The New Mexico property can be accessed by road suitable for unrestricted ground transportation and is approximately 14 miles from the nearest transmission lines. Based on the leases described above, we believe we have secured the necessary surface rights and rights of way to construct the power plant. We believe that we can obtain the necessary rights of way to construct an interconnection line to connect the planned power plant to the existing nearby transmission lines. The source of water to be used at the property is an underground well located at the site. There is a greenhouse operation and a fish farm nearby that utilize the geothermal resource for direct-use heating. During the summer of 2008, two UTCP PureCycle units were installed at the local greenhouse operation.

Prior to our purchase of the Lightning Dock leases, multiple wells had been drilled on the leased property exhibiting temperatures in the range of 250 to 308 degrees Fahrenheit. Previous studies indicate that an operational production well on the leased property has the potential to generate approximately 7 MW of electricity. Based upon the available studies and on the evaluation completed by our external geologic consultants, we concluded with a high degree of confidence that a commercially viable geothermal resource exists beneath the Lightning Dock project surface. We have submitted permits for drilling and storm water discharge and are in the process of finalizing other environmental permits to be able to begin drilling at the site. However, to date, we have not drilled production or reinjection wells on this site. We are awaiting final approval to proceed with permitting from the local government officials, pending a ruling relating to a protest filed by a nearby land owner.

In addition to working on permitting for the Lightning Dock project, we are also finalizing engineering designs for the project. The Lightning Dock plans and specifications are based on the Thermo No. 1 plans and specifications with certain changes and modifications based on lessons learned during the construction of the Thermo No. 1 project.

The power generated from the facility will be sold to the Salt River Project Agricultural Improvement and Power District in Phoenix, Arizona pursuant to a 20-year power purchase agreement.

In addition to the lease acquisition costs totaling $4.7 million, we have taken delivery of 48 UTCP PureCycle power generating units, components for the cooling towers and other transmission equipment totaling $18.1 million. We currently anticipate that the total costs of the completed Lightning Dock geothermal power plant will range from $50.0 to $60.0 million, including the costs of well field development and transmission line construction.

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Thermo No. 2 and No. 3 Plants (Utah): Based on our Preliminary Site Review, the written Resource Evaluation report on the Thermo resource, and the report prepared by our consulting reservoir engineers, we concluded with a high degree of confidence that the Thermo area contained a commercially viable geothermal resource which could support additional power plants. When it became clear that the geothermal resource located on our leased lands in the Thermo area could support more than just the Thermo No. 1 project, we began preliminary planning for the Thermo No. 2 and Thermo No. 3 projects including preparing permit applications, securing water rights, filing for transmission interconnection, securing rights of way for the expected new transmission line, and beginning environmental work. These permits include, among others, air quality permits, hazardous materials permits, and storm water discharge permits. While construction of the Thermo No. 1 geothermal power plant has been ongoing, we have begun obtaining the necessary permits for the Thermo No. 2 project and the Thermo No. 3 project. As noted above, we believe that we may be able to transfer one or more production wells away from the Thermo No. 1 project and to the Thermo No. 2 project. We expect to complete construction of the Thermo No. 2 and No. 3 plants between late 2009 and the end of the second quarter of 2010. The Thermo No. 2 geothermal power plant is expected to be located on an approximately 480 acre portion of the 11,000 acre private lease and the Thermo No. 3 geothermal power plant is expected to be located on an approximately 480 acre parcel of the State’s land each of which are described above in the “Thermo No. 1 Plant (Utah)” description. The Thermo No. 2 and Thermo No. 3 projects can be accessed utilizing public roads suitable for unrestricted ground transportation. As of March 11, 2009, we have not entered into power purchase agreements for the sale of the power to be generated from the Thermo No. 2 and Thermo No. 3 geothermal power plants.

For additional information regarding a description of the Thermo area, the terms and conditions associated with the applicable geothermal lease agreements, and a discussion of the studies performed to obtain a high degree of confidence that a commercially viable geothermal resource exists in the Thermo area, please see the description of the “Thermo No. 1 Plant (Utah)” above. The Thermo No. 2 and 3 project sites are accessible utilizing public roads suitable for unrestricted ground transportation. The Thermo No. 1 project was able to interconnect to the Rocky Mountain Power system via an approximately 6 mile long transmission line that we built. We anticipate that some additional lines will need to be built for Thermo No. 2 and 3 and that these projects will be interconnected to the Rocky Mountain Power system or another nearby transmission system.

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Klamath Falls Plant (Oregon): We have obtained the necessary zoning permit and drilling permit to drill the first well at our Klamath Falls project. We are in the process of obtaining the necessary water change permit for reinjecting water into the ground, along with permits for construction, air quality and other permits necessary to begin construction of our geothermal power plant. We have performed some preparations at the site, but have not begun drilling activities. We currently anticipate that we will begin drilling activities in 2009. The timing of beginning and completing the construction of the Klamath Falls plant will in large part depend upon the timing of available financing.

With the assistance of external consultants, we identified a site near Klamath Falls, Oregon for evaluation. We undertook a Preliminary Site Review, and based upon data obtained from an independent geochemistry study and operating relatively shallow wells that currently have temperatures of approximately 195 degrees Fahrenheit are used to supply a greenhouse operation in the area, we determined to proceed with the Klamath Falls project. These wells have been in commercial use for greenhouse operations for approximately twenty-five years. In January 2008, we paid $10,000 as a lease bonus and entered into a geothermal lease with private land owners for 984 acres approximately 13 miles south of Klamath Falls, Oregon. The leased property is a farm that contains a residential house, barns, hay storage sheds, greenhouses and a bio diesel plant. Under the lease agreement, we obtained the right to begin development and construction of geothermal power plants. The initial lease term is 10 years, subject to extension for as long as we are actively pursuing or generating resources from the leased lands. Annual delay rental payments of $1,000 are due on each anniversary date until production begins. If a geothermal power plant is constructed which utilizes geothermal resources covered by the lease, royalties are owed to the landowner based on a percentage of electrical sales from the plant.

Upon signing the lease, we retained independent geological consulting firms to perform a Resource Evaluation to further evaluate the information known about the Klamath Basin and conduct additional geologic and geophysical surveys to determine drilling targets. The independent geologists concluded that geothermal fluids at the Klamath Falls project site are fault-controlled deeply circulating waters that have encountered temperatures up to about 248 degrees Fahrenheit. The hot wells in the Klamath Falls project area, ranging from 194 degrees Fahrenheit to 199 degrees Fahrenheit, are associated with a fault that generally bounds in the range. This fault is part of the fault system that runs through an area where opal and silica veins are found in both sandstone and basalt. Hydrothermal alteration and self-potential anomalies are also found in this area. The geologists concluded that the coalescence of these factors suggest that hot water is circulating throughout the fault system. Based upon the studies and evaluations completed by our external geologic consultants, we received a high degree of confidence that a commercially viable geothermal resource exists beneath the Klamath Falls project surface.

The Klamath Falls project can be accessed by road suitable for unrestricted ground transportation and is approximately 6 miles from the nearest appropriate transmission interconnection location. We have begun the process of securing rights of way for the proposed transmission line to interconnect the project to the grid.

In addition to the lease acquisition costs for the Klamath Falls project totaling $10,000, we have incurred permitting costs totaling $75,600.

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Truckee Plant (Nevada): We have obtained the drilling, construction, air quality, water reinjection, water quality and other permits that are necessary to begin drilling at the Truckee site. We are in the process of obtaining the environmental assessment from the BLM that will enable us to construct the Truckee plant. We drilled the first well at this site in the fourth quarter of 2007. However, the results of the first well have been inconclusive. We will have additional independent geologic studies performed before we proceed with any additional drilling. With other projects showing greater geothermal resources, we have sought financing for our other projects ahead of the Truckee project. Further development on the Truckee resource will be dependent upon more positive geological studies and the availability of financing for the resource.

With the assistance of external consultants, we identified a site in Nye County, Nevada known as the Big Smoky Valley for evaluation. We and our external geologic consultants prepared a Preliminary Site Review of the entire valley by gathering historic geophysical data that was available for the Big Smoky Valley area. For example, regional-scale gravity data, audio-magnetotelluric, magnetotelluric soundings, and telluric profiles were completed as part of a USGS exploration program in 1976. Additional gravity profiles and limited electrical resistivity and shallow temperature measurements were completed by the Nevada Bureau of Mines under a Department of Energy program. The most recent geophysical surveys completed include a ground magnetic survey. As part of the Preliminary Site Review we also analyzed land positions and transmission access.

Based on the results of the Preliminary Site Review we identified three areas to pursue within the valley: the Truckee project area, the Devil’s Canyon project area, and the Trail Canyon project area. The Truckee project is located near the mid-point of the Big Smoky Valley on generally flat to gently sloping land. We identified certain private and federal lands in the area to pursue. In December 2006, we paid $25,000 in cash, as a lease bonus, to cover the first year rental obligation, and issue to the owner 25,000 restricted shares of our common stock that had a fair value of $115,250 on the grant date to obtain the right to begin development and construction of geothermal power plants on three ranches in central Nevada consisting of approximately 11,600 acres. In August 2007, we also granted to the private property owner 35,000 options at a strike price of $15.10 representing the closing market price on the date of the grant as consideration to cancel previously awarded contingently vesting stock. The fair value of the 35,000 options was recorded as power project leases totaling $424,000. Annual delay rental payments total $34,800 on each anniversary date until production of electricity begins. If a geothermal power plant is constructed which utilizes geothermal resources covered by the lease, royalties are owed to the landowner based on a percentage of electrical sales from the plant. The terms of the lease agreement are for 50 years subject to extension for as long as we are actively pursuing or generating resources from the leased lands. Under the same lease agreement, we also obtained a grant of geothermal and surface rights, if any, held by a property owner with respect to three million additional acres of land currently used for ranching in central Nevada. During the fourth quarter of 2008, we began the necessary due diligence to determine if the property owner has any geothermal rights with respect to these three million acres of land. We expect to complete our due diligence in the first or second quarter of 2009.

In June 2007, we paid $40,000 to the private land owner that held the geothermal rights and entered into a geothermal lease agreement for the same 11,600 acres described above. Under the terms of this lease agreement, there are no delay rental payments. Of the 11,600 acres of leased property, approximately 1,000 acres have been designated for the Truckee project. In September 2007, we participated in a United States Bureau of Land Management (“BLM”) auction to obtain the geothermal development rights for certain parcels of land in the Truckee project site. We successfully won the bid for one parcel of land and entered into a 10-year lease agreement with the BLM covering a total of approximately 5,000 acres. Our payment obligation under this lease was $55,000, which was paid in the third quarter of 2007. Pursuant to the terms of the BLM leases, annual delay rental payments total $15,000. If a geothermal power plant is constructed which utilizes geothermal resources covered by the lease, royalties are owed to the BLM based on a percentage of electrical sales from the plant.

After we acquired the geothermal rights to the Truckee project, we contracted with external geologic consultants to perform a Resource Evaluation and assist with the determination of the drilling locations. Based upon a completed study and evaluation by our external geologic consultants, we received a high degree of confidence that a commercially viable geothermal resource exists beneath the Truckee project surface. As a result, we omitted drilling slim holes, and began drilling a production well in late 2007 to a depth of approximately 7,000 feet. Preliminary testing of the well indicated that temperatures were within commercial ranges but the flow data was inconclusive as to whether the well could be used to produce electricity. Since the results of the well were inconclusive, we determined to allow the well to stabilize and redirect efforts toward the Thermo No. 1 project and delay further testing of the Truckee well and drilling of the Truckee resource.

As of December 31, 2008, we performed an impairment review of the Truckee well in accordance with FAS 144, “Impairment of Long-Lived Assets” and determined that it should be impaired. The circumstances that led to the impairment of the Truckee well are primarily due to the current world-wide economic conditions that have led to tightening credit markets. Because of the tightening credit markets, we determined that our access to capital may be constrained in the future. Accordingly, we prioritized our cash uses, concentrating our efforts on our largest known resources. As a result, the future undiscounted cash flows from the Truckee well have become uncertain because of the re-prioritization of our projects based upon the changing economic conditions. Therefore, we considered our ability to secure sufficient financing necessary to continue drilling at the Truckee project and determined it was uncertain if we would be able to finance continued drilling at the Truckee project in the near term in addition to our other projects of higher priority. Because of this uncertainty, we expensed $3.0 million in the Power Systems segment in the fourth quarter of 2008. However, management believes that the Truckee well could still be used in the production of electricity as either a production or reinjection well in the future should the appropriate financing be obtained.

The Truckee project can be accessed by road suitable for unrestricted ground transportation and is approximately one mile from the nearest appropriate transmission interconnection location.

In addition to the lease acquisition costs for the Truckee project totaling $734,500, we incurred drilling costs totaling $3.0 million. As of December 31, 2008, we determined that the value of this well had been impaired due to our current cash requirements and the need to raise additional capital to continue with the Truckee project. Accordingly, the costs were expensed at December 31, 2008. However, if we are able to secure additional financing and continue development of the Truckee project, we believe it is likely that the Truckee well will be suitable as a reinjection well, but until more detailed testing is performed on the well we will not know if it will be a production well, a reinjection well or will be abandoned.

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Devil’s Canyon Plant (Nevada): We have obtained drilling permits for up to eight production wells and three reinjection wells at our Devil’s Canyon project. We are in the process of obtaining the necessary environmental assessment permit from the BLM, water change permit for reinjecting water into the ground, construction, air quality, environmental and other permits necessary to begin construction of our geothermal power plant. We have not yet begun drilling activities. We currently anticipate that we will begin drilling activities in 2009. The timing of beginning and completing the construction of the Devil’s Canyon plant will in large part depend upon the timing of available financing.

The Devil’s Canyon project is located in the southern part of the Big Smoky Valley, Nye County, Nevada on generally flat to gently sloping land. Based upon the Preliminary Site Review we performed on the Big Smoky Valley described above, we identified the Devil’s Canyon area as an area of high interest. The Devil’s Canyon area exhibits several geothermal anomalies including an active hot spring. A geothermal well drilled on an adjacent property in 1963 exhibited temperatures of 265 degrees Fahrenheit. Based on these positive signs, we determined to proceed with the Devil’s Canyon project. We have also obtained subsequent external studies from independent consultants concluding that the Devil’s Canyon resource equilibrium temperatures are likely in the 240-270 degrees Fahrenheit range and that the resource is fault controlled. Currently, additional geologic studies and other preparations are being done on the site.

In February 2007, we entered into a lease agreement with a private property owner covering approximately 155 acres in Devil’s Canyon. Under the lease agreement, we obtained the right to begin development and construction of geothermal power plants. The initial term of the lease agreement is 10 years, subject to extension for as long as we are actively pursuing or generating resources from the leased lands. Concurrently, we were assigned the rights of the private property owner’s BLM lease covering 240 acres. Under the lease agreement, we obtained the right to begin development and construction of geothermal power plants. The remaining term of the BLM lease agreement is four years, subject to extension for as long as we are actively pursuing or generating resources from the leased lands. In June 2008, we leased an additional 600 acres of private land from another private landowner adjacent to our previously leased property. Under the lease agreement, we obtained the right to begin development and construction of geothermal power plants. The initial term of the lease agreement is 50 years, subject to extension for as long as we are actively pursuing or generating resources from the leased lands. Annual delay rental payments of $20,000 are due on each anniversary date until production begins.

Our Devil’s Canyon geothermal leases are located on ranches that contain a shed with no other structures.

In December 2008, we purchased a cold water well containing certain water rights on property that we had leased for geothermal development. We expect this well to provide a portion of the water needed to operate the Devil’s Canyon plant.

The Devil’s Canyon project can be accessed by road suitable for unrestricted ground transportation and is less than one mile from the nearest appropriate transmission interconnection location. We have begun the process of securing rights of way for the proposed transmission line to interconnect the project to the grid.

In addition to the lease acquisition costs for the Devil’s Canyon project totaling $45,600, we incurred permitting costs totaling $77,100.

•

Trail Canyon Plant (Nevada): We have not yet obtained any permits for the Trail Canyon project. We are in the process of obtaining the necessary environmental assessment permit from the BLM, and are moving forward with drilling permits, the water change permit for re-injecting water into the ground, construction, air quality and other permits necessary to begin construction of our geothermal power plant. Accordingly, we have not yet begun drilling activities. We currently anticipate that we will begin drilling activities in 2009 or 2010. The timing of beginning and completing the construction of the Devil’s Canyon plant will in large part depend upon the timing of available project financing.

The Trail Canyon project is located in the northern part of the Big Smoky Valley on generally flat to gently sloping land. As part of our Preliminary Site Review of the Big Smoky Valley, we identified the Trail Canyon area as a high-prospect area. Data obtained from external studies indicate the existence of several geothermal anomalies and an active hot spring with promising geochemistry temperatures in the 260 degrees Fahrenheit range. We expect to undertake additional studies to determine the highest prospect drill sites in 2009.

After the Preliminary Site Review, we began acquiring land on or near the Trail Canyon project site. In January 2007, we paid $5,000 and issued 5,000 restricted shares of our common stock to a private land owner and entered into a geothermal lease agreement on 635 acres of private land in the Trail Canyon area. The terms of the lease agreement are for 50 years, subject to extension for as long as we are actively pursuing or generating resources from the leased lands. Annual delay rentals total $635 on each anniversary date of the lease until production of electricity begins. In addition, concurrent with entering into this lease agreement, the private land owner assigned to us a BLM lease in the Trail Canyon project for the same 635 acres. The BLM lease contains the rights to develop and construct a geothermal power plant. The term of the a BLM lease is 10 years, subject to extension for as long as we are actively pursuing or generating resources from the leased lands. Annual delay rentals for the BLM lease total $635 due on each anniversary date until production of electricity begins. If a geothermal power plant is constructed which utilizes geothermal resources covered by these leases, royalties are owed to the respective landowners based on a percentage of electrical sales from the plant.

In September 2007, we participated in a United States Bureau of Land Management (“BLM”) auction to obtain the geothermal development rights for certain parcels of land in the Trail Canyon project site. We successfully won the bid for one parcel of land and entered into a 10-year lease agreement with the BLM covering a total of approximately 1,900 acres. Our payment obligation under this lease was $126,800, which was paid in the third quarter of 2007. Pursuant to the terms of the BLM leases, annual delay rental payments total $5,700. If a geothermal power plant is constructed which utilizes geothermal resources covered by the lease, royalties are owed to the BLM based on a percentage of electrical sales from the plant.

In August and November 2007, we paid a total of $5,000 and entered into seven separate lease agreements with seven private land owners of the same private property near the Truckee project drilling site consisting of 4,444 acres to obtain the right to develop and construct a geothermal power plant. The terms of the lease agreements are for 50 years, subject to extension for as long as we are actively pursuing or generating resources from the leased lands. Pursuant to the terms of this lease agreement, annual delay rentals total $4,444 on each anniversary date until production of a geothermal power plant begins. If a geothermal power plant is constructed which utilizes geothermal resources covered by the leases, royalties are owed to the respective landowners based on a percentage of electrical sales from the plant.

In May 2008, we paid $15,000 as a lease bonus and entered into a geothermal lease with private land owners for 560 acres in the Trail Canyon project. Under the lease agreement, we obtained the right to begin development and construction of geothermal power plants. The initial lease term is 15 years, subject to extension for as long as we are actively pursuing or generating resources from the leased lands. The annual delay rental payments total $5,000 on each anniversary date until production of electricity begins. If a geothermal power plant is constructed which utilizes geothermal resources covered by the leases, royalties are owed to the respective landowners based on a percentage of electrical sales from the plant.

The Trail Canyon project can be accessed by road suitable for unrestricted ground transportation and is approximately three miles from the nearest appropriate transmission interconnection location. We have begun the process of securing rights of way for the proposed transmission line to interconnect the project to the grid.

In addition to the lease acquisition costs for the Trail Canyon project totaling $179,600, we incurred permitting costs totaling $139,800.

The following map indicates the geographical locations of each of our projects:

As described above, we have initiated two additional projects in the Thermo area because that area appears to have the potential to support additional plants. We believe that the geothermal resource for each of these projects has the potential to provide at least enough geothermal energy for a commercial power plant of approximately 10 to 11 MW of net electrical power. Like the Thermo No. 1 project, however, we expect that other project sites we develop will have potential resources to generate more than 10 MW of net electrical power. We intend to seek to maximize the full power generating potential of all the sites we select for development.

The timing for construction and completion of each of the projects described above will depend on a number of factors, including the receipt of necessary permits, timely granting of interconnection and transmission access, and the ability to obtain adequate financing for both the well-field development phase and the plant construction phase of each project. Uncertainties associated with these factors could result in unexpected delays. In addition, the feasibility of a number of the projects described above is still subject to further geological testing and/or drilling to determine whether an adequate geothermal resource exists to support a geothermal power plant.

In addition to the projects currently under development, we intend to initiate the development of additional projects each year. However, the number of projects we initiate each year will depend on a number of factors, including the availability of adequate financing, the availability of adequate geothermal resources, the demand for renewable power, the number of projects we have under development, and our available resources to devote to our project development efforts.

EXHIBIT B

ITEM 2.	Properties.

We lease our corporate office located at 5152 North Edgewood Drive, Suite 200, Provo, Utah. On January 1, 2009, we entered into a new lease agreement that expanded the corporate office space from 11,400 square feet to 19,300 square feet. Monthly rent also increased from approximately $19,900 per month to approximately $34,400 per month. The new lease expires on December 31, 2011.

We also lease our Symetron™ testing facility in Utah County, Utah. The testing facility has approximately 12,000 square feet with monthly rent of approximately $6,400. The testing facility lease expires on June 1, 2009. We are currently evaluating whether to extend this lease. The corporate offices and facilities are well maintained and in good condition.

During 2008, we entered into an agreement with a private land owner adjacent to our geothermal leased property in Hidalgo County, New Mexico. Under the agreement, we are permitted to store our power generating units, cooling tower equipment, pumps and other equipment that have been delivered to New Mexico for construction of our Lightning Dock geothermal power plant. All equipment is stored outside with monthly rent computed on a per unit basis of approximately $8,400 per month. The agreement continues on a month to month basis until all equipment is removed from the property.

We have entered into various geothermal and surface rights lease agreements, primarily through our wholly-owned subsidiaries, in which we obtained the right to develop and construct geothermal power plants. These leased properties are included in our Power Systems segment and are classified as “power project leases”. The following table sets forth our geothermal leases at December 31, 2008:

State	Acreage	Power Project Lease Acquisition Costs
Nevada
Truckee Area	16,600	$734,544
Devil’s Canyon Area	995	45,680
Trail Canyon Area	10,640	179,593
Other Areas	5,325	437,912

Total Nevada	33,560	$1,397,729

New Mexico
Lightning Dock Area	2,520	$4,751,863

Total New Mexico	2,520	$4,751,863

Utah
Thermo Area	25,644	$2,051,076
Other projects	135,651	369,975

Total Utah	161,295	$2,421,051

Oregon
Klamath Falls Area	984	$10,000

Total Oregon	984	$10,000

Total Power Project Leases	198,359	$8,580,643

The “Thermo Area” as used in this table includes the Thermo No. 1 project and parcels which are in the closest proximity to the Thermo No. 1 project. This acreage does not include other leases which we consider part of the greater Thermo area. Our holdings in the immediate vicinity of the Thermo No. 1 project and in the greater Thermo area total approximately 51,000 acres.

As described above, our portfolio of potential geothermal interests consists of interests in a large number of properties. We acquired many of our interests in these properties at a relatively low cost based on a very preliminary evaluation of geothermal potential. Generally, we do not consider a geothermal lease or other interest to be material to our operations unless we have determined to initiate the development of a geothermal power project that is dependent on the applicable lease or interest. Information with respect to each of our material property interests is set forth in Item 1— “Business—Current Geothermal Power Projects” of this report.

EXHIBIT C

Note 5. Geothermal Well Field Development-in-Progress

Once we have obtained sufficient third-party evaluation and analysis supporting the conclusion, with a high degree of confidence, that our leased geothermal property contains adequate renewable geothermal resources to continually produce electricity, we begin drilling production and reinjection wells for use at the geothermal power plant we intend to build. Depending on the depth of the well and conditions encountered, it typically takes approximately 25 to 90 days to drill a production or reinjection well. Once drilled, the determination of whether the well can be used in the production of electricity can take another six months or more and is normally based upon several factors such as; (1) the results of testing the heat and volume flow of the geothermal liquids, (2) the combined production capacity of the geothermal power plant, (3) the combined electricity producing capacity of the other production wells, and (4) the required total quantity of reinjection wells for the project. The costs of the wells for which the determination of the viability for use as a production or reinjection well is pending are capitalized with those wells that have already been determined for use as production or reinjection wells. The capitalized costs for pending wells and wells that have been determined to be used in the production of electricity are classified on the balance sheet as either well field development-in-progress or as geothermal property, plant and equipment if the plant is already placed in service. When management determines that it is probable that a well will not be used to in the production of electricity by the respective geothermal power plant, the previously capitalized costs of that well are expensed in the period in which the wells are determined to be unusable.

At our Thermo No. 1 project, as of December 31, 2008, we had drilled four wells that had been identified as production wells, two wells had been identified as reinjection wells, one well will be utilized as a cold water well for the cooling towers, and two wells that we have determined to be non-commercial wells at this time. These two non-commercial wells were expensed. One well was in progress which was later identified as a production well.

As of December 31, 2008, we had drilled one production-sized well at the Truckee in 2007 that we have been unable to determine its viability as either a production or reinjection well.

The following table is a roll forward of the capitalized well costs for pending wells the Thermo No. 1 and Truckee projects for the year ending December 31, 2008:

	Thermo No. 1 Project	Truckee Project
Balance at December 31, 2007	$1,720,691	$2,953,580
2008 Activity:
Additions to capitalized well costs for pending wells	39,642,671	48,670
Wells charged to expense	(10,622,102)	(3,002,250)
Reclassification of capitalized well costs from pending wells to wells used in production	(28,842,583)	—

Balance at December 31, 2008	$1,898,677	$—

The costs to drill production and reinjection wells include tangible and intangible drilling costs. Tangible drilling costs include tangible materials that remain as part of the well after drilling is complete such as casing, pipes, wellheads, pumps, rings and drilling pads. Intangible drilling costs include tangible and intangible materials that do not remain as part of the well after the drilling is complete such as, permit preparation, drilling rig rental, salaries and expenses incurred by drilling personnel, lubricants, drilling mud, cement and other materials used in the drilling process, drill bits, freight to deliver the products, fishing costs, sample testing, rental equipment, survey costs, excavation cost, drainage cost, and other expenditures incurred analyzing the drilling process. Internal costs that are directly identified with development of a specific well field are also capitalized when incurred.

Once the related geothermal power plant is placed in service, the drilling costs are reclassified as “Geothermal property, plant and equipment” and depreciated over the estimated useful life of the related geothermal power plant or 35 years.

We have either obtained or are in the process of obtaining permits for the development of eight geothermal projects located in Utah, Nevada, New Mexico and Oregon. During 2008, we continued developing well fields on certain properties in Nevada and Utah. We received appropriate permits and as of December 31, 2008, we have drilled one well at our Truckee project in Nevada and ten wells at our Thermo No. 1 project in Utah. We also began the permitting process to develop well fields at the Devil’s Canyon and Trail Canyon project sites in Nevada, the Thermo No. 2 and Thermo No. 3 project sites in Utah, the Lightning Dock project site in New Mexico and the Klamath Falls project site in Oregon. In December 2008, we completed testing of the power generating units at our Thermo No. 1 project site in Utah and began generating and transmitting nominal quantities of “test” electricity. The Thermo No. 1 geothermal power plant was placed in service in the first quarter of 2009. When the geothermal power plant is placed in service, the drilling costs become reclassified as “Geothermal property, plant and equipment”.

The following table sets forth our capitalized drilling and permitting costs for projects to develop geothermal power plants that had not yet been placed in service by geographical area and by project as of December 31, 2008:

State	Intangible Drilling and Permitting Costs	Tangible Drilling Costs	Total Capitalized Costs
Nevada
Truckee project	$—	$—	$—
Devil’s Canyon project	77,138	—	77,138
Trail Canyon project	139,806	—	139,806

Total Nevada	$216,944	$—	$216,944
New Mexico
Lightning Dock project	$283,484	$—	$283,484

Total New Mexico	$283,484	$—	$283,484
Utah
Thermo No. 1 project	$25,990,273	$4,750,987	$30,741,260
Thermo No. 2 and Thermo No. 3 projects	5,322	—	5,322
Other projects	66,059	—	66,059

Total Utah	$26,061,654	$4,750,987	$30,812,641
Oregon
Klamath Falls project	$75,559	$—	$75,559

Total Oregon	$75,559	$—	$75,559

Total	$26,637,641	$4,750,987	$31,388,628

The following table sets forth our capitalized drilling and permitting costs for projects to develop geothermal power plants that had not yet been placed in service by geographical area and by project as of December 31, 2007:

State	Intangible Drilling and Permitting Costs	Tangible Drilling Costs	Total Capitalized Costs
Nevada
Truckee project	$2,569,406	$384,174	$2,953,580
Other projects	62,899	—	62,899
Total Nevada	$2,632,305	$384,174	$3,016,479
New Mexico
Lightning Dock project	$12,168	$—	$12,168
Total New Mexico	$12,168	$—	$12,168
Utah
Thermo No. 1 project	$1,472,233	$248,458	$1,720,691
Other projects	1,187	—	1,187
Total Utah	$1,473,420	$248,458	$1,721,878
Total	$4,117,893	$632,632	$4,750,525

Intangible costs are normally higher than tangible drilling cost because tangible costs are limited to tangible materials such as pipe and well casings that become part of the well when the well is completed. Capitalized interest costs included in well field development in progress totaled $652,900 and zero for the year ended December 31, 2008 and 2007, respectively.

Thermo No. 1 Project Wells

As of December 31, 2008, we had drilled four wells had been identified as production wells, two wells had been identified as reinjection wells, one well will be utilized as a cold water well for the cooling towers, and two wells that we have determined to be non-commercial wells at this time. These two non-commercial wells were expensed. One well was in progress which was later identified as a production well.

In December 2008, we completed the testing of our UTC Power Corporation (“UTCP”) power generating units and began generating and transmitting nominal quantities of “test” electricity. As a result of evaluating the combined production capacity of the geothermal power plant and the combined electricity producing capacity of the production wells, in accordance with our policy, we identified two completed production-sized wells at the Thermo No. 1 project that are unlikely to be used for the production of electricity at the Thermo No. 1 geothermal power plant. Although one well initially exhibited production level heat, it was damaged and after redrilling and marginally restoring the well, with the assistance of independent consultants, we determined that it should be expensed. In addition, the other well also initially demonstrated marginal production capabilities; however, we also determined that the well would not likely be used for the production of electricity. Accordingly, we expensed the wells at December 31, 2008 totaling $10.6 million.

Impairment of the Truckee Well

As of December 31, 2008, we had drilled one production-sized well at the Truckee project. After performing an impairment analysis of our long-lived assets at December 31, 2008 in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we determined that the Truckee well was impaired. Accordingly, we expensed the well at December 31, 2008 totaling $3.0 million.

The circumstances that led to the impairment of the Truckee well are primarily due the current world-wide economic conditions that have led to tightening credit markets. Because of the tightening credit markets, we determined that our access to capital may be constrained in the future. Accordingly, we prioritized our cash uses, concentrating our efforts on our largest known resources. As a result, the future undiscounted cash flows from the Truckee well have become uncertain because of the re-prioritization of our projects based upon the changing economic conditions. Therefore, we considered our ability to secure sufficient financing necessary to continue drilling at the Truckee project and determined it was uncertain if we would be able to finance continued drilling at the Truckee project in the near term in addition to our other projects of higher priority. Because of this uncertainty, we expensed $3.0 million in the Power Systems business segment in the fourth quarter of 2008 accordingly. However, management believes that this well could still be used in the production of electricity as either a production or reinjection well in the future should the appropriate financing be obtained.

EXHIBIT D

Critical Accounting Policies and Estimates

Certain of our accounting policies are particularly important to the understanding of our financial position and results of operations. The application of these policies requires management to use significant judgment to determine the appropriate assumptions to be used in making certain estimates about the effects of matters that are inherently uncertain when reporting financial results. Such estimates are based upon management’s historical experience, the terms of existing contracts, management’s observance of trends in the transportation, industrial and power production industries, information provided by our customers and information available to management from other outside sources, as appropriate. Such policies and estimation procedures have been reviewed with our Audit Committee. We describe specific risks related to these critical accounting policies below. In addition, our significant accounting policies are more fully described in Note 1 of our audited consolidated financial statements set forth in Part II item 8 of this annual report.

Regarding all of our accounting policies, we caution that future results rarely develop exactly as forecasted, and the best estimates routinely require adjustment. Our critical accounting policies include the following:

•	Accounting for geothermal activities

•	Capitalization of costs

•	Revenue recognition

•	Investments

•	Allowance for uncollectible accounts

•	Impairment of long-lived assets (tangible and intangible)

•	Asset retirement obligations

•	Valuation allowance against deferred income taxes

•	Equity based compensation

•	Business consolidations

•	Fair value measurements

•	Deferred finance costs

Accounting for Geothermal Energy Activities

Each geothermal power project we develop consists of three phases. During the first phase, the site is identified and evaluated. During the second phase, the power plant, transmission lines and pipelines are constructed and the production and reinjection wells are drilled. The third and final phase is the production phase, during which the power plant is operated over its useful life.

Site Identification and Evaluation Phase. The first step in the site identification and evaluation phase is the identification of potential project sites. As part of the identification process, we incur a variety of costs, which may include costs for topographical studies, geological and geophysical studies, rights to access and study properties, technical materials and maps. Regardless of whether we pursue a project at a particular site, all of the costs associated with the identification of a potential site are considered exploratory in nature and are expensed as incurred.

The next step in the site identification and evaluation phase is land acquisition, pursuant to which we acquire land, lease land, or otherwise obtain the appropriate property interests to develop a potential project. Lease acquisition costs, including lease bonuses, legal costs, permit costs, and the fair value of other forms of compensation to acquire leases are capitalized as power project leases when incurred. The power project leases are not amortized until the related power plant is placed in service. At that time, the related power project leases are capitalized as geothermal property plant and equipment and amortized over the estimated useful life of the geothermal power plant. From time to time, we also purchase land outright to develop. Any land we purchase outright is not amortized and is stated in our financial statements at historical cost.

Once we have acquired an interest in a geothermal property, we also incur costs to carry and maintain the undeveloped property until we are in a position to determine whether or not to pursue a project on the property. These costs can include delay rentals, certain taxes on the properties, legal costs for title defense, and the maintenance of land and lease records. All of these costs are expensed when incurred.

After, or occasionally prior to, the time we acquire an interest in a property, we conduct additional internal and external studies to determine whether to initiate the development of a project at the site. As part of this process, we may drill slim holes or conduct other activities to help identify the general location and characteristics of the potential geothermal resource. All of these costs, including slim holes, are considered exploratory in nature and are expensed as incurred.

Construction Phase. We only decide to pursue a project at a site if we determine, with a high degree of confidence, that the site contains an adequate renewable geothermal resource to support a plant that will continually produce electricity without any substantial degradation of the heat resource. Once we have made this determination for a site, the project begins the second development phase, which consists of drilling production and reinjection wells, as well as constructing the power plant, transmission lines and pipelines.

Before drilling and construction can begin, we must obtain appropriate permits. Permitting costs are capitalized as part of the project costs. We capitalize permitting costs and record them as either well field development-in-progress or construction-in-progress.

After obtaining appropriate permits, we begin to develop the well field for the project by drilling large diameter production holes. Each hole we drill will result in either a production well, a reinjection well, or an unsuccessful well. Production wells and reinjection wells will ultimately be used in the geothermal power plant. Therefore, drilling costs for production wells and reinjection wells are capitalized. Drilling costs associated with unsuccessful wells are expensed in the period in which we determine they cannot be used. Capitalized costs associated with well field development-in-progress are reclassified as geothermal property, plant and equipment once the plant is placed in service and amortized over the estimated useful life of the plant, or 35 years.

Construction of the geothermal power plant, the related transmission lines and the required substation takes place either concurrently with or subsequent to the drilling of the production and reinjection wells. The costs associated with construction of the power plant and related transmission lines are accumulated and capitalized over the construction period. We begin to depreciate the construction related costs over the estimated useful life of the plant once the power plant is placed in service. The estimated useful life of our power plants is estimated to be 35 years.

As part of the financing for a project, we incur costs to obtain a report from an independent engineer verifying the production capacity of the well field. The costs associated with the engineer’s report are expensed as consulting costs and other financing-related costs, such as legal costs, broker fees, and accounting fees are capitalized when incurred. The tax incentives associated with these renewable energy projects have “placed in service” deadlines. We have incurred and may incur in the future, significant additional costs during this phase in order to meet the placed in service deadline.

Production Phase. The final phase of a project is the energy production phase. The energy production phase begins when the plant is completed. Operating costs incurred during the energy production phase are expensed as incurred. Prepaid commissions, if any, pursuant to power purchase agreements relating to the project are amortized over the life of agreements. As of December 31, 2008, no geothermal power plant had been placed in service.

Capitalization of Costs

Our determination to move forward with the process to construct the power plant, transmission lines, production wells and pipelines for a geothermal power project is based on management’s determination, with a high degree of confidence, that a given site contains adequate renewable geothermal resources to support a plant that will continually produce electricity without any substantial degradation of the heat resource. This determination involves significant management judgment and is based on the information available at the time. Once this determination has been made, we begin to capitalize certain construction-related costs. Although management’s determination to proceed with construction activities and capitalize construction-related costs is based on a high degree of confidence that a sufficient geothermal resource exists, the information available and the uncertainties associated with potential geothermal resources could later prove our management’s judgments to be incorrect. If management’s judgments with respect to a project prove to be incorrect, we may have to write-off significant costs associated with that project that were previously capitalized, which could have a material adverse effect on our results of operations.

Revenue Recognition

Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin or SAB, No. 104, Revenue Recognition, as amended. Although we have earned limited revenue since inception, we expect to earn revenue in the future from both of our business segments.

Revenue generated from our Power Systems segment is generated primarily through the sale of electricity in accordance with long-term power purchase agreements entered into with investor owned utilities and municipalities. Revenues related to the sale of electricity from our geothermal power plants are recorded based upon the output delivered provided at rates specified under relevant contract terms. We began generating and transmitting nominal quantities of “test” electricity at our Thermo No. 1 geothermal power plant in December 2008. The amount of “test” electricity transmitted was netted by the power company against the cost of the electricity utilization during the same period. The net amount was insignificant. Therefore, no revenue was recorded in 2008.

Because revenue is recognized based upon metered output of electricity, decreases in well output or the power generating capability of the power generating units may significantly affect the amount of revenues recognized during a specified period. However, UTCP has guaranteed, under certain conditions, that the power generating units will be operating at a minimum of 92% combined capacity. If the power generating units fail to maintain the minimum of 92% of combined capacity, we will be entitled to certain liquidated damages based on the actual capacity achieved.

Pursuant to the Thermo Financing Agreements described above, we have agreed to serve as the engineering, procurement and construction contractor (“EPC contractor”) for our Thermo Subsidiary and have guaranteed the completion of the construction of the Thermo No. 1 project. Accordingly, as EPC contractor, we received intercompany revenues from our Thermo Subsidiary for the completion of certain construction related milestones. In addition, we have also agreed to serve as the Operations and Management manager (“O&M manager”) for the Thermo No. 1 geothermal power plant. Accordingly, as O&M manager for our Thermo Subsidiary, we expect to receive quarterly fees for the services we perform. We also expect to receive distributions from our Thermo Subsidiary related to achieving substantial completion of the Thermo No. 1 power plant and other fees for providing general administrative services. However, since the Thermo Subsidiary is a consolidated entity, these intercompany distributions and fees are eliminated in consolidation.

Revenue is generated through our Transportation & Industrial segment from (1) the sale of prototypes of our motors or PHEV demonstration vehicles to private companies for testing and simulation and (2) from fees and royalties generated by the sales of products and solutions of our licensed manufacturing partners. Revenue from subcontracted engineering services is recognized under the percentage of completion method. Costs incurred to achieve the performance criteria are deferred and recognized concurrent with the recognition of revenue unless they are determined to be unrecoverable. For contracts in which the fee is estimated to equal 100%

of the cost to complete the contract, we recognize revenue as the cost is incurred to complete the project using zero as our estimate of profit under the percentage-of-completion method. If estimated costs exceed projected revenues for a reporting period, we recognize a loss on the contract. Under the percentage of completion method, changes in the estimated time and cost to complete the contract may affect the time period over which the unrecognized revenues and related costs are recognized.

Revenue from the sales of prototypes is recognized when the prototype is delivered to the customer. During 2008, we accepted an initial deposit of $200,000 for the production of two extended range PHEVs. The initial deposit is recorded as unearned revenue until the vehicles are delivered. If we are unable to deliver the vehicles, the deposit will be returned.

Investments

We classify investment securities as either available-for-sale or held-to-maturity. Available-for-sale securities and are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are recorded as a component of comprehensive income (loss). Realized gains and losses, which are calculated based on the specific-identification method, are recorded in operations as incurred. We did not have short-term investments classified as available-for-sale during the years ended December 31, 2008 and 2007, respectively. Accordingly, there was no unrealized gain or loss relating to available-for-sale short-term investments recorded for the year ended December 31, 2008 or 2007, respectively.

Held-to-maturity securities include U.S. Government Strips that have coupon dates and coupon amounts that correspond with the amount of interest payable for first four semi-annual interest payments to the holders of our Convertible Notes. The held-to-maturity securities are carried and amortized at cost.

Available-for-sale and held-to-maturity securities are assessed for impairment periodically. To determine if the impairment is other-than-temporary, we consider the duration and severity of the loss position, the strength of the underlying collateral, the term to maturity, and credit rating. For investments that are deemed other-than-temporarily impaired, losses are recorded and payments received on these investments are recorded using the cost recovery method. All of our current investments in securities consist of held-to-maturity securities backed by the United States government, As a result, we do not believe there was any impairment of our investments in held-to maturity securities during 2008. In determining whether there was any impairment of available-for-sale and held-to-maturity securities, we must make judgments relating to the classification of our investments as either available-for-sale or held-to-maturity. If these judgments prove to be incorrect, it could have a material effect on our results of operations and financial position.

Allowance for Uncollectible Accounts

Contractual rights to future payments associated with trade accounts receivable and notes receivable are evaluated to determine the likelihood of collecting amounts due. The evaluation includes a review of available financial information related to the debtors’ ability to pay, historical payment pattern, security positions, government regulations, most recent communications and an assessment of current economic conditions in determining the net realizable value of our receivables. We also review our allowance for uncollectible accounts in aggregate for adequacy following this assessment. Changes in the customer’s economic environment could reduce our ability to fully collect the receivable.

Impairment of long-lived assets (tangible and intangible)

Administrative equipment is recorded at cost and depreciated on a straight-line basis over estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are recorded at cost and depreciated over the remaining life of the lease.

Costs of internally developing, maintaining or restoring patents and trademarks that are specifically identifiable and have determinate lives are capitalized. The costs of patents are amortized on a straight-line basis over the estimated useful life or 20 years from the date of the first filing. The costs of trademarks are capitalized but not amortized because their useful lives are indefinite.

Costs incurred to acquire our global heat transfer technology license have been capitalized and amortized on a straight-line basis over the estimated useful life of the related patents underlying and accompanying the license, or 11.5 years.

We assess recoverability of our patents by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate which reflects our average cost of funds.

We periodically review our long-lived assets, including our well field drilling costs, geothermal power plant and transmission line construction costs, equipment and intangible assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We evaluate, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment.

The carrying value of other long-lived assets, such as the well field drilling costs, geothermal power plant, transmission line construction costs, equipment and intangible assets is considered impaired in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” when the anticipated cumulative undiscounted cash flows of the related asset or group of assets is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the projected discounted future operating cash flows using a discount rate that reflects our average cost of funds. In connection with performing the FAS 144 analysis, we exercised significant judgments including the assumption that our geothermal power plant will produce electricity over 35 years and a power purchase agreement will be renewed after its expiration.

In accordance with FAS 144, we evaluated our long-lived assets at December 31, 2008 and determined that only our well at the Truckee project location was impaired under FAS 144. We also determined in the fourth quarter of 2008 that, although not impaired under FAS 144, two additional wells at our Thermo No. 1 project would not likely be used in the production of electricity and were expensed accordingly.

The impairment of the Truckee well was primarily due to the current world-wide economic conditions that have led to tightening credit markets. As a result, the future undiscounted cash flows from the Truckee well have become uncertain because of the re-prioritization of our projects based upon the changing economic conditions. In light of the fact that we have re-prioritized other projects ahead of the Truckee project and the fact that it is uncertain whether we will seek to secure additional drilling and project financing for the Truckee project in the near term, we recognized an impairment of the Truckee well and expensed $3.0 million of capitalized costs during the fourth quarter of 2008. Management believes that this well could still be used as either a production or re-injection well in the future should the appropriate financing be obtained.

Also, in accordance with our policy, we identified two completed wells at the Thermo No. 1 project that are unlikely to be used for the production of electricity at the Thermo No. 1 geothermal power plant. Although one well initially exhibited production level heat, it was damaged. After marginally restoring the well, we determined that the costs associated with the well should be expensed. Although, the other well also initially demonstrated marginal production capabilities, it was determined that the well may not be used for the production of electricity in the near term. Accordingly, we expensed the total costs associate with both of these wells at December 31, 2008, which totaled $10.6 million.

Our power project leases are considered contract-based intangible assets as defined in FAS 141, “Business Combinations” and the costs to acquire the power project leases are capitalized accordingly. Impairment of the power project leases is evaluated in accordance with FAS 142, “Goodwill and Other Intangible Assets” which consists of a comparison of the fair value with its carrying amount at the balance sheet date. We evaluated our intangible assets for impairment at December 31, 2008 in accordance with FAS 142 and determined that none of our intangible assets had been impaired. In determining whether our long-lived assets have been impaired, we must make judgments relating to the fair value of those assets. If these judgments prove to be incorrect, it could have a material effect on our results of operations and financial position.

Asset Retirement Obligations

We have incurred certain liabilities related to the retirement of assets in connection with drilling wells and constructing our first geothermal power plant in Utah. These liabilities include our obligations to plug wells upon termination of our operating activities, dismantle geothermal power plants upon cessation of operations and perform certain remedial measures related to the land on which such operations were conducted. When a new liability for an asset retirement obligation is recorded, we capitalize the costs of such liability by increasing the carrying amount of the related power project lease. Such liability is accreted to its future value each period, and the capitalized cost is amortized over the useful life of the related geothermal power plant or 35 years. As of December 31, 2008, the present value of our asset retirement obligations totals $2.1 million. At retirement, we will either settle the obligation for its recorded amount or incur a gain or a loss with respect thereto, as applicable. Revisions in estimated asset retirement obligations may result from changes in estimated inflation rates, discount rates, retirement costs and the estimated timing of settling asset retirement obligations.

Valuation Allowance Against Deferred Income Taxes

Deferred income tax assets and liabilities are recorded when there is a difference between the financial reporting and tax treatment of financial transactions. We recorded a valuation allowance to offset the entire net deferred tax asset as of December 31, 2008, 2007 and 2006, respectively. The valuation allowance was recorded due to the losses incurred and the uncertainties regarding the future taxable income and recoverability of such deferred tax assets. We continually evaluate the estimated recoverability of deferred tax assets.

Equity Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS No. 123R). Under the revised standard, companies may no longer account for share-based compensation transactions, such as stock options, restricted stock, and certain other potential payments using the intrinsic value method as defined in APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Instead, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. Compensation expense is adjusted for equity awards that do not vest due to the fact that service or performance conditions are not satisfied. However, compensation expense already recognized is not adjusted if market conditions are not met, such as when stock options expire “out-of-the-money,” or when options expire unexercised.

Stock options and warrants granted to non-employees for services are accounted for in accordance with SFAS No. 123R and Emerging Issues Task Force, (EITF 96-18) “Accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods, or services.” These standards require expense recognition based on the fair value of the options and warrants granted. We calculate the fair value of options and warrants granted by using the Black-Scholes option pricing model as of either the grant date or performance completion date, as applicable. We base our Black-Scholes assumptions used to calculate the fair value of equity instruments on certain historical and estimated future events. In the event that such estimates are incorrect, then the equity based expenses will change and as a result may affect our consolidated financial condition and results of operations.

We have issued shares of common stock to certain employees and directors as payment for services and have entered into agreements to issue stock over a specified vesting period. We have also issued shares of common stock to non-employees as payment for services and have entered into agreements to issue stock either when a performance condition has been completed or based upon a specified vesting period. Stock issued for services, to both employees and non-employees, is valued based on the fair value on either the grant date or the performance completion date as required by SFAS No. 123R and EITF 96-18 and is recognized over the requisite service period. In determining the fair value of stock issued for services, we must make judgments relating to pre-requisite service periods, estimated option lives, risk free rates, stock volatility, forfeiture rate and likelihood of completing an applicable performance conditions. If these judgments prove to be incorrect, it could have a material effect on our results of operations.

Business Consolidations

In August 2008, we entered into various financing arrangements in which we sold Class A membership in Thermo No. 1 BE-01, LLC (the “Thermo Subsidiary”) to Merrill Lynch (the “Class A member”) for $24.5 million representing 78.7% of the agreed-upon value of the Thermo Subsidiary which was $31.1 million. We, through our wholly owned subsidiary maintained the Class B membership representing 21.3% of the agreed-upon value.

Under the financing arrangements, the tax benefit and profit/loss allocations is 1% to the Class B member and 99% to the Class A Member until the Class A Member achieves a 15% internal rate of return (“IRR”) on the project which is expected to be in the 10th year of operations at the Thermo project. Upon achieving a 15% IRR, the equity ownership will flip to 95% to us through the Class B Member and 5% to the Class A Member, which is expected to begin in the 11th year of operations.

According to financing agreements between the Company and the Class A Member, we also contributed as equity to Thermo No. 1 the fair value of six leases to serve as collateral securing the Class A Member’s financing. These leases had a fair value of approximately $29,500 and consisted of 640 acres used for the current well field and 10,000 additional acres of surrounding leased property. We also contributed as equity to Thermo No. 1 completed well field costs of approximately $26.8 million.

We evaluated the Class A and Class B member voting rights, the minority holder’s substantive participative and protective rights, and conditions outlined in FIN 46(R), “Consolidation of Variable Interest Entities (revised December 2003)—and interpretation of ARB No. 51” and determined that the Thermo Subsidiary should not be classified as a variable interest entity and that the subsidiary should continue to be consolidated for financial statement purposes. In determining whether our subsidiaries should be classified as variable interest entities, we must make judgments about the minority holder’s substantive participative and protective rights and the other conditions outlined in FIN 46(R). If these judgments prove to be incorrect, and the Thermo Subsidiary must later be deconsolidated, it could have a material effect on our results of operations and financial position.

Fair Value Measurement

FASB Statement No. 159, “The Fair Value Option of Financial Assets and Financial Liabilities” (“SFAS No. 159”) was effective January 1, 2008. Under this standard, we are permitted to elect to measure financial instruments and certain other items at fair value, with the change in fair value recorded in earnings. We elected not to measure any eligible items using the fair value option in accordance with SFAS No. 159. We did not elect the fair value option for any financial instruments; therefore, SFAS No. 159 did not have any impact on our consolidated financial condition or results of operations.

We adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) effective January 1, 2008. Consistent with SFAS 157, we implemented guidelines relating to the disclosure of our methodology for periodic measurement of our assets and liabilities recorded at fair market value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our Level 1 assets primarily include our cash and cash equivalents (including our money market accounts), accounts receivable, notes receivable, interest receivable, accounts payable and accrued liabilities due to the immediate or short-term maturities of these financial instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. Our Level 2 assets include our restricted cash certificate of deposit. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities (and validated through back testing to trade data or confirmation that the pricing service’s significant inputs are observable) or determined through use of valuation methodologies using observable market inputs such as market interest rates. We do not currently have Level 3 assets.

The carrying value and estimated fair value of our debt instruments at December 31, 2008 were as follows:

	December 31, 2008
	Estimated Fair Value	Carrying Value
Note payable	$881,411	$945,833
Long-term 9.50% senior secured note*	24,670,000	31,000,000	**
Long-term 8.00% convertible senior notes	31,845,000	56,106,767

Total liabilities	$57,396,411	$88,052,600

*	Due to the original issue discount, cash proceeds of debt are less than the face value of the debt. Therefore, the effective interest rate of 9.5% is greater than the 7% stated rate.

**	Represents face value of debt without consideration of the original issue discount of $5,155,156 as of December 31, 2008.

We did not have any debt instruments at December 31, 2007.

The estimated fair value of our short-term note payable approximates the fair value of 263,108 shares of our common stock as of January 27, 2009, based on a closing market price of $3.35 per share, or an aggregate of $881,411, to settle the note payable, which has a carrying value of approximately $945,833.

The estimated value of our long-term 7.00% senior secured note was determined with the assistance of a third-party valuation consultant using a discounted cash flow analysis utilizing the projected cash outflows and a discount rate, which was derived from market and non-market inputs. Our estimate of the value of our long-term 7.00% senior secured note depends on judgments relating to the projected cash flows and discount rate. If these judgments prove to be incorrect, it could have a material effect on our results of operations and financial position.

To estimate the fair value of our long-term 8.00% convertible senior note, we used a third party pricing service that estimated the fair value based upon theoretical values based on assumptions that market participants would use to price the convertible notes.

Deferred Finance Costs

Deferred finance costs are recorded at cost and include costs relating to undertaking debt financing activities. Upon successful completion of the related financing, these costs associated with equity financings will be recorded as a reduction of additional paid in capital or, the costs associated with debt financings are amortized as interest expense over the life to maturity of the debt. If related financing is not successfully completed, these costs will be charged to the statement of operations.

EXHIBIT E

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and the accounts of our consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made in the prior year’s consolidated financial statements to conform to the current year presentation.

In August 2008, we entered into various financing arrangements in which we sold Class A membership in Thermo No. 1 BE-01, LLC (the “Thermo Subsidiary”) to Merrill Lynch (the “Class A member”) for $24.5 million representing 78.7% of the agreed-upon value of the Thermo Subsidiary which was $31.1 million. We, through our wholly owned subsidiary maintained the Class B membership representing 21.3% of the agreed-upon value.

Under the financing arrangements, the tax benefit and profit/loss allocations is 1% to the Class B member and 99% to the Class A Member until the Class A Member achieves a 15% internal rate of return (“IRR”) on the project. Upon achieving a 15% IRR, the equity ownership automatically flips so that 95% of the tax benefits and profit/loss allocations flow to us through the Class B Member and 5% to the Class A Member.

According to financing agreements between the Company and the Class A Member, we also contributed as equity to Thermo No. 1 the fair value of six leases (640 acres of current well field and 10,000 additional acres of surrounding leased property) to serve as security collateral for the Class A Member’s financing of approximately $29,500. We also contributed as equity to Thermo No. 1 completed well field costs of approximately $26.8 million.

We evaluated the Class A and Class B member voting rights, the minority holder’s substantive participative and protective rights, and conditions outlined in FIN 46(R), “Consolidation of Variable Interest Entities (revised December 2003)—and interpretation of ARB No. 51” and determined that the financing arrangement should not be classified as a variable interest entity and that the subsidiary should continue to be consolidated for financial statement purposes. In determining whether our subsidiaries should be classified as variable interest entities, we must make judgments about the minority holder’s substantive participative and protective rights and the other conditions outlined in FIN 46(R). If these judgments prove to be incorrect, it could have a material effect on our results of operations and financial position.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the accompanying consolidated financial statements for cash and cash equivalents, accounts receivable, notes receivable, interest receivable, accounts payable and accrued liabilities approximate fair values because of the immediate or short-term maturities of these financial instruments. See Note 18, Fair Value Measurements for additional discussion below.

The carrying value and estimated fair value of our debt instruments at December 31, 2008 were as follows:

	December 31, 2008
	Estimated Fair Value	Carrying Value
Note payable	$881,411	$945,833
Long-term 9.50% senior secured note*	24,670,000	31,000,000	**
Long-term 8.00% convertible senior notes	31,845,000	56,106,767

Total liabilities	$57,396,411	$88,052,600

Due to the original issue discount, cash proceeds of debt are less than the face value of the debt. Therefore, the effective interest rate of 9.5% is greater than the 7.0% stated rate.

*	Represents face value of debt without consideration of the original issue discount of $5,155,156 as of December 31, 2008.

We did not have any debt instruments at December 31, 2007.

The estimated fair value of our short-term note payable approximates the fair value of 263,108 shares of our common stock issued on January 27, 2009 at a closing market price of $3.35 per share or $881,411 to settle the note payable totaling $950,000.

The estimated value of our long-term 7.00% senior secured note was determined using a discounted cash flow analysis utilizing the projected cash outflows and a discount rate, which was derived from market and non-market inputs.

To estimate the fair value of our long-term 8.00% convertible senior note, we used a third party pricing service that estimated the fair value based upon theoretical values based on assumptions that market participants would use to price the convertible notes.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are classified as cash equivalents.

Restricted Cash

Restricted cash at December 31, 2008 consisted of a $75,000 certificate of deposit held with a bank to secure a credit card purchasing arrangement utilized to facilitate employee travel and certain ordinary purchases for our business operations. The certificate of deposit earned 2.2% interest per annum until it matured on March 1, 2009. On March 1, 2009, we rolled over the amount from the previous certificate of deposit into new certificate of deposit that earns 1.0% interest per annum maturing on September 1, 2009.

On August 31, 2008, we and our subsidiary Thermo No. 1 BE-01, LLC (the “Thermo Subsidiary”) entered into a debt financing and tax equity capital arrangement with Merrill Lynch for the construction of our Thermo No. 1 geothermal power plant. Under the arrangement, Merrill Lynch provided debt financing totaling $26.1 million, net of an original issue discount of $5.0 million and $24.5 million of tax equity capital. In addition, we contributed approximately $29.0 million, primarily of well field drilling costs that we had incurred to that date and agreed to make additional capital contributions as necessary to cover the costs to complete the well field. Pursuant to the arrangement, both parties agreed that the cash held at the Thermo Subsidiary would be restricted for use to complete the construction, service the debt and provide for continued operations of the Thermo No. 1 geothermal power plant. The Thermo Subsidiary cash is located in separate cash accounts which are administered by Deutsche Bank. Accordingly, since the Thermo Subsidiary cash is restricted for use, we record the cash accounts as restricted cash. As of December 31, 2008 the Thermo Subsidiary maintained a restricted cash balance of $20.9 million. This balance is to be used to pay accounts payable relating to the construction of the plant and well field development and to fund the distribution account and other reserve accounts.

Investments

We classify investment securities as either available-for-sale or held-to-maturity. Available-for-sale securities and are recorded at fair market value, based on quoted market prices, and unrealized gains and losses are recorded as a component of comprehensive income (loss). Realized gains and losses, which are calculated based on the specific-identification method, are recorded in operations as incurred. We did not have short-term investments classified as available-for-sale during the years ended December 31, 2008 and 2007, respectively. Accordingly, there was no unrealized gain or loss relating to available-for-sale short-term investments recorded for the year ended December 31, 2008 or 2007, respectively.

Held-to-maturity securities include U.S. Government Strips that have coupon dates and coupon amounts that correspond with the amount of interest payable for first four semi-annual interest payments to the holders of our Convertible Notes. The held-to-maturity securities are carried and amortized at cost.

Available-for-sale and held-to-maturity securities are assessed for impairment periodically. To determine if the impairment is other-than-temporary, we consider the duration and severity of the loss position, the strength of the underlying collateral, the term to maturity, and credit rating. For investments that are deemed other-than-temporarily impaired, losses are recorded and payments received on these investments are recorded using the cost recovery method. Since our investments are backed by the United States government, we believe that no impairment occurred during 2008.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Management estimates an allowance for doubtful accounts by identifying aged delinquent accounts determined by contractual terms and by using historical experience. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written-off are recorded when received as a credit to the allowance.

Accounting for Geothermal Energy Activities

There are three primary phases involved in the development and construction of our geothermal power projects. During the first phase, the site is identified and evaluated. During the second phase, the power plant, transmission lines and pipelines are constructed and the production and reinjection wells are drilled. The third and final phase is the production phase, during which the power plant is operated over its useful life.

Site Identification and Evaluation

The first step in the site identification and evaluation phase is the identification of potential project sites. As part of the identification process, we incur a variety of costs, which may include costs for topographical studies, geological and geophysical studies, rights to access and study properties, technical materials and maps. Regardless of whether we pursue a project at a particular site, all of the costs associated with the identification of a potential site are considered exploratory in nature and are expensed as incurred.

The next step in the site identification and evaluation phase is land acquisition, pursuant to which we acquire land, lease land, or otherwise obtain the appropriate property interests to develop a potential project. Lease acquisition costs, including lease bonuses, legal costs, permit costs, and the fair value of other forms of compensation to acquire leases are capitalized as power project leases when incurred. The power project leases are capitalized but not amortized until the related power plant is placed in service. At that time, the related power project leases are capitalized as geothermal property plant and equipment and amortized over the estimated useful life of the geothermal power plant. From time to time, we may also purchase land outright to develop. Any land we purchase outright would not be amortized and would be stated in our financial statements at historical cost. We have not purchased outright any property to develop at this time.

Once we have acquired an interest in a geothermal property, we also incur costs to carry and maintain the undeveloped property until we are in a position to determine whether or not to pursue a project on the property. These costs can include delay rentals, certain taxes on the properties, legal costs for title defense, and the maintenance of land and lease records. All of these costs are expensed when incurred.

After, or occasionally prior to, the time we acquire an interest in a property, we conduct additional internal and external studies to determine whether to initiate the development of a project at the site. As part of this process, we may drill slim holes or conduct other activities to help identify the general location and characteristics of the potential geothermal resource. All of these costs, including slim holes, are considered exploratory in nature and are expensed as incurred.

Well Drilling and Plant Construction

We only decide to pursue a project at a site if we determine, with a high degree of confidence, that (i) the site contains an adequate renewable geothermal resource to support a plant that will continually produce electricity without any substantial degradation of the heat resource; and (ii) we can effectively transmit and sell the power generating at a facility. Once we have made this determination for a site, the project begins the second development phase, consisting of construction of the power plant, transmission lines and production and reinjection wells and pipelines.

Before drilling and construction can begin, we must obtain appropriate permits. Permitting costs are capitalized as part of the project costs. We capitalize permitting costs and record them as either well field development-in-progress or construction-in-progress.

After obtaining appropriate permits, we begin to develop the well field for the project by drilling large diameter production holes. In general, these holes are 20 to 22 inches in diameter at the surface and telescope down to between 13 5/8 inches to 9 5/8 inches, depending upon the depth of the well and other conditions. Each hole we drill will result in either a production well, a reinjection well, or an unsuccessful well. Production wells and reinjection wells will ultimately be used in the geothermal power plant. Therefore, drilling costs for production wells and reinjection wells are capitalized. Drilling costs associated with unsuccessful wells are expensed in the period in which we determine they cannot be used in the production of electricity. Capitalized costs associated with well field development-in-progress are reclassified as geothermal property, plant and equipment once the plant is placed in service and amortized over the useful life of the plant, estimated to be 35 years.

Construction of the geothermal power plant, the related transmission lines, and the required substation normally occur concurrent with or subsequent to the drilling of the production and re-injection wells. The costs associated with construction of the power plant and related transmission lines are accumulated and capitalized over the construction period. We begin to depreciate the construction related costs over the estimated useful life of the plant once the power plant is placed in service. The estimated useful life of our power plants is estimated to be 35 years. Our financial results could differ if we had made different judgments relating to the capitalization of drilling costs or if management’s judgments prove to be incorrect.

As part of the financing for a project, we incur costs to obtain a report from an independent engineer verifying the production capacity of the well field. The costs associated with the engineer’s report are expensed as consulting costs when incurred and other financing-related costs, such as legal costs, broker fees, and accounting fees are capitalized when incurred.

Production Phase

The final phase of a project is the energy production phase. The energy production phase begins when the plant is completed. Operating costs incurred during the energy production phase are expensed as incurred. Prepaid commissions, if any, pursuant to power purchase agreements relating to the project are amortized over the life of agreements. As of December 31, 2008, no geothermal power plant has been placed in service.

Capitalization of Costs

Our determination to move forward with the process to construct the power plant, transmission lines, production wells and pipelines for a geothermal power project is based on management’s determination, with a high degree of confidence, that a given site contains adequate renewable geothermal resources to support a plant that will continually produce electricity without any substantial degradation of the heat resource. This determination involves significant management judgment and is based on the information available at the time, which may be limited. Once this determination has been made, we begin to capitalize certain construction-related costs. Although management’s determination to proceed with construction activities and capitalize construction-related costs is based on a high degree of confidence that a sufficient geothermal resource exists, the limited information available and the uncertainties associated with potential geothermal resources could later prove our management’s judgments to be incorrect. If management’s judgments with respect to a project prove to be incorrect, we may have to write-off significant costs associated with that project that were previously capitalized, which could have a material adverse affect on our results of operations.

Property, plant and equipment

Property, plant and equipment are stated at cost. Geothermal power plants and related transmission equipment, production and re-injection wells, and power project leases for properties on which the applicable geothermal power plant and related wells are located are capitalized at costs and depreciated or amortized over the estimated useful life of the geothermal power plant when it is placed in service. Equipment is recorded at cost and is depreciated over the estimated useful life of the related asset. Depreciation and amortization is computed using the straight-line method for financial reporting purposes. The estimated useful lives are as follows:

Office software	3-5 years
Office equipment	3-7 years
Engineering software	5-7 years
Engineering equipment	3-7 years
Demonstration vehicles	5-7 years
Marketing equipment	3-7 years
Geothermal power plants, transmission equipment, production and re-injection wells and power project leases	35 years

As of December 31, 2008, no geothermal power plants have been placed in service.

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 totaled $277,300, $245,800 and $182,600, respectively.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. Leasehold improvements are depreciated over the remaining life of the lease. Upon retirement or disposition of equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Intangible Assets

Costs of internally developing, maintaining or restoring patents and trademarks that are specifically identifiable and have determinate lives are capitalized. The costs of patents are amortized on a straight-line basis over the estimated useful life or 20 years from the date of the first filing. The costs of trademarks are capitalized but not amortized because their useful lives are indefinite.

We assess recoverability of our patents by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate which reflects our average cost of funds.

Costs incurred to acquire the global heat transfer technology license have been capitalized and amortized on a straight-line basis over the estimated useful life of the related patents underlying and accompanying the license, or 11.5 years.

We periodically review intangible assets for impairment. Abandoned or permanently impaired intangible assets are written off and expensed in the period when the impairment occurs.

Our power project leases are considered contract-based intangible assets as defined in FAS 141, “Business Combinations” and the costs to acquire the power project leases are capitalized accordingly. Impairment of the power project leases is evaluated in accordance with FAS 142, “Goodwill and Other Intangible Assets” which consists of a comparison of the fair value with its carrying amount at the balance sheet date. In accordance with FAS 142, we evaluated our intangible assets as of December 31, 2008, for impairment and determined that none of our intangible assets were impaired.

Deferred Finance Costs

Deferred finance costs are recorded at cost and include costs relating to undertaking debt financing activities. Upon successful completion of the related financing, these costs associated with equity financings will be recorded as a reduction of additional paid in capital or, the costs associated with debt financings are amortized as interest expense over the life to maturity of the debt. If related financing is not successfully completed, these costs will be charged to the statement of operations.

Impairment of Long-Lived Assets

We review our long-lived assets, including our well field drilling costs, geothermal power plant and transmission line construction costs, equipment and intangible assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We evaluate, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment.

The carrying value of other long-lived assets such as the well field drilling costs, geothermal power plant, transmission line construction costs, equipment and intangible assets is considered impaired in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” when the anticipated cumulative undiscounted cash flows of the related asset or group of assets is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset using a discount rate which reflects our average cost of funds. In connection with performing the FAS 144 analysis, we exercised significant judgments including the assumption that our geothermal power plant will produce electricity over 35 years and a power purchase agreement will be renewed after its expiration.

In accordance with FAS 144, we evaluated our long-lived assets for impairment as of December 31, 2008 and determined that none of our long-lived assets have been impaired, except for one well at our Truckee project.

Accordingly, we expensed the well at December 31, 2008 totaling $3.0 million. For further discussion of the impairment of our well costs, refer to Note 5, Geothermal Well Field Development-in-Progress. We also determined in the fourth quarter of 2008 that, although not impaired under FAS 144, two additional wells at our Thermo No. 1 project would not likely be used in the production of electricity and were expensed accordingly.

Asset Retirement Obligations

We have incurred certain liabilities in our Power Systems business segment related to the retirement of assets in connection with drilling wells and constructing our Thermo No. 1 geothermal power plant in Utah. These liabilities include our obligations to plug wells upon termination of our operating activities, dismantle geothermal power plants upon cessation of operations and perform certain remedial measures related to the land on which such operations were conducted. When a new liability for an asset retirement obligation is recorded, we capitalize the costs of such liability by increasing the carrying amount of the related power project lease. Such liability is accreted to its future value each period, and the capitalized cost is amortized over the useful life of the related geothermal power plant or 35 years. At retirement, we will either settle the obligation for its recorded amount or incur a gain or a loss with respect thereto, as applicable. Revisions in estimated asset retirement obligations may result from changes in estimated inflation rates, discount rates, retirement costs and the estimated timing of settling asset retirement obligations.

Income Taxes

We recognize deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to apply when the differences are expected to be settled or realized. Deferred income tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary. We classify penalties and interest as income taxes as allowed by FIN 48, “Accounting for Uncertainty in Income Taxes.”

Revenue Recognition

Revenue is recognized when earned in accordance with applicable accounting standards and guidance, including Staff Accounting Bulletin or SAB, No. 104, Revenue Recognition, as amended. Although we have earned limited revenue since inception, we expect to earn revenue in the future.

Revenues generated through our Power Systems segment are primarily through the sale of electricity in accordance with power purchase agreements entered into with investor owned utilities and municipalities. Revenues related to the sale of electricity from our geothermal power plants are recorded based upon output delivered provided at rates specified under relevant contract terms. We began generating and transmitting nominal quantities of “test” electricity at our Thermo No. 1 geothermal power plant in December 2008, however we recognized no revenue from the production of this test electricity.

Pursuant to the Thermo financing agreements with Merrill Lynch, we have agreed to serve as the engineering, procurement and construction contractor (“EPC contractor”) for our Thermo Subsidiary and have guaranteed the completion of the construction of the Thermo No. 1 project. Accordingly, as EPC contractor, we received intercompany revenues from our Thermo Subsidiary for the completion of certain construction related milestones. In addition, we have also agreed to serve as the Operations and Management manager (“O&M manager”) for the Thermo No. 1 geothermal power plant. Accordingly, as O&M manager for our Thermo

Subsidiary, we expect to receive quarterly fees for our services performed. We also expect to receive fees from our Thermo Subsidiary relating to achieving substantial completion of the Thermo No. 1 power plant and for providing general administrative services. However, since the Thermo Subsidiary is a consolidated entity, these intercompany fees will be eliminated in consolidation.

Revenue is generated through our Transportation & Industrial segment from (1) the sale of prototypes of our motors or PHEV demonstration vehicles to private companies for testing and simulation and (2) from fees and royalties generated by the sales of products and solutions of our licensed manufacturing partners. Revenue from subcontracted engineering services is recognized under the percentage of completion method. Costs incurred to achieve the performance criteria are deferred and recognized concurrent with the recognition of revenue unless they are determined to be unrecoverable. For contracts in which the fee is estimated to equal 100% of the cost to complete the contract, we recognize revenue as the cost is incurred to complete the project using zero as our estimate of profit under the percentage-of-completion method. If estimated costs exceed projected revenues for a reporting period, we recognize a loss on the contract. Under the percentage of completion method, changes in the estimated time and cost to complete the contract may affect the time period over which the unrecognized revenues and related costs are recognized.

The revenue from the sale of prototypes is recognized when the prototype is delivered to the customer. We accepted an initial deposit of $200,000 for production of two extended range PHEVs. The initial deposit is recorded as unearned revenue until the vehicles are delivered. If we are unable to deliver the vehicles, the deposit will be returned.

Equity Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”). Under the revised standard, companies may no longer account for share-based compensation transactions, such as stock options, restricted stock, and certain other potential payments using the intrinsic value method as defined in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. Compensation expense is adjusted for equity awards that do not vest due to the fact that service or performance conditions are not satisfied. However, compensation expense already recognized is not adjusted if market conditions are not met, such as when stock options expire “out-of-the-money,” or when options expire unexercised.

For performance-based equity compensation, management assesses the likelihood that the event will successfully occur and computes the fair value of the instrument at each quarterly balance sheet date. When the performance is assessed as “probable,” expense is recognized on a pro rata basis over the estimated service period. When the performance is assessed as less than “probable,” no expense is recognized.

We issue shares of common stock, options to purchase shares of common stock, and warrants containing underlying shares of our common stock as payment for services or purchase of assets to certain service providers, contractors and other non-employees. In accordance with EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” stock, options or warrants issued for services is valued based on the fair value of the stock on the earlier of the date of a performance commitment agreement or the date when performance is completed. Expense is recognized over the requisite service period of the stock award.

Stock issued for the purchase of assets is also valued based on the fair value of the stock on the date the stock is issued or required to be issued per the purchase agreement, or the fair value of the assets acquired, whichever is more readily determinable. The assets are recorded based on the more readily determinable fair value of the stock issued or the assets acquired.

See Note 15. Common Stock for more information regarding our stock compensation plans.

Options and warrants granted to employees and contractors are valued by applying the fair value based method to stock-based compensation in each period utilizing the Black-Scholes option pricing model, a generally accepted valuation model for determining the fair value of options. The maximum term of each option is ten years. With respect to stock options granted and warrants issued during the years ended December 31, 2008, 2007 and 2006, the assumptions used in the Black-Scholes option-pricing model computations were as follows:

	Year ended December, 31
	2008	2007	2006
Risk-free interest rate	0.93–3.41%	3.65–5.05%	4.35–5.19%
Expected dividend yield	0.0%	0.0%	0.0%
Volatility	97–105%	97–101%	109–117%
Expected exercise life (in years)	2.0-6.0	4.0-6.0	6.0

The risk-free interest rate is based on a yield curve of interest rates at the time of the grant based on the contractual life of the option. Expected dividend yield is based on our dividend history and anticipated dividend policy. Expected volatility is based on historical volatility for our common stock. Expected exercise life is based on management estimates of future attrition and early exercise rates, giving consideration to employee exercise behavior since filing of our initial S-8 registration statement for our Amended and Restated 2004 Long Term Incentive Plan on March 3, 2005.

Loss per Share of Common Stock

The computation of basic (loss) earnings per common share is based on the weighted average number of shares outstanding in accordance with SFAS 128, “Earnings Per Share.”

Stock warrants, stock options and unvested share awards are not included in the calculation of dilutive loss per common share because we have experienced operating losses in all periods presented and, therefore, the effect would be anti-dilutive. Also see Note 17, Loss per Share of Common Stock for potentially dilutive shares.

Minority Interest in Consolidated Entities

The accompanying consolidated financial statements include all assets, liabilities, revenues, and expenses in a subsidiary that we control, but own less than 100%. Accordingly, we recorded minority interests in the earnings and equity of that subsidiary. We record adjustments to minority interest for allocable portions of income and loss to which the minority interest holders are entitled plus an allocable liquidated book value based upon contractual arrangements. For the year ended December 31, 2008, minority interest was $28.0 million. We also record the changes in minority interest capital accounts relative to the contractual arrangements as gains or losses on the sale of minority interest in our subsidiary. For the year ended December 31, 2008, we recorded a loss on the sale of minority interests totaling $5.3 million.